SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
           (Pursuant to Section 13(e) of the Securities Exchange Act
                       of 1934 and Rule 13e-3 thereunder)

                                SKLAR CORPORATION
                                -----------------
                              (Name of the Issuer)

                                SKLAR CORPORATION
                                  Donald Taylor
                               Michael Malinowski
                                  George Kellam
                                       and
                               William Knepsheild
                               ------------------
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    58405330
                                    --------
                      (CUSIP Number of Class of Securities)

                            Michael L. Hund, Esquire
                          REED SMITH SHAW & McCLAY LLP
                          213 Market Street, 9th Floor
                              Harrisburg, PA 17108
                        Telephone Number: (717) 257-3043
                        --------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications of Behalf of
                           Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

a.  [x]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  [ ]   The filing of a registration statement under the Securities Act of
          1933.

c.  [ ]   A tender offer.

d.  [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Calculation of Filing Fee

                  Transaction                       Amount of filing fee
                  valuation

                  $250,435                          50.09

1. Price to be paid for an estimated 544,423 shares for which cash is to be paid in lieu of fractional shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                              $50.09
Form or Registration No.:
Filing Party:
Date Filed:

                  The Notice of Special Meeting and Proxy Statement (the "Proxy") as filed with the Securities and Exchange Commission simultaneously herewith are annexed hereto and the information contained therein is incorporated by reference in this statement to the extent indicated by the cross references to the captions in the Proxy as indicated below:



CROSS REFERENCE SHEET


------------------------------------------------------ --------------------------------------------------------------------------
                      Item No.                                                Location in Proxy Statement
------------------------------------------------------ --------------------------------------------------------------------------
1.       Issuer and Class of Security Subject          NOTICE OF SPECIAL MEETING; PURPOSE OF SPECIAL MEETING; VOTING --
         to the Transaction                                         General; Quorum and Vote Required; THE COMPANY -- Price
                                                                    Range of Common Stock; Dividends; Trading Volume; Other
                                                                    Information concerning the Company and Affiliates
------------------------------------------------------ --------------------------------------------------------------------------
2.       Identity and Background                       NOTICE OF SPECIAL MEETING; VOTING-- Quorum and Vote Required; THE
                                                                    COMPANY -- Directors, Executive Officers of the Company
------------------------------------------------------ --------------------------------------------------------------------------
3.       Past Contacts, Transactions or Negotiations   SPECIAL FACTORS -- Conduct of Company's Business after the Reverse Stock
                                                                    Split.
------------------------------------------------------ --------------------------------------------------------------------------
4.       Terms of the Transaction                      PURPOSE OF SPECIAL MEETING; SPECIAL FACTORS -- Background of the
                                                                    Proposed Reverse Stock Split; The Effects of Reverse Stock
                                                                    Split
------------------------------------------------------ --------------------------------------------------------------------------
5.       Plans or Proposals of the Issuer or           PURPOSE OF SPECIAL MEETING; SPECIAL FACTORS -- Conduct of the Company's
         Affiliate                                                  Business After the Reverse Stock Split; Background of the
                                                                    Proposed Reverse Stock Split; VOTING -- Purpose of Reverse
                                                                    Stock Split
------------------------------------------------------ --------------------------------------------------------------------------
6.       Source and Amounts of Funds or                THE COMPANY -- Financing of the Reverse Stock Split; Costs
         Other Consideration
------------------------------------------------------ --------------------------------------------------------------------------
7.       Purpose(s), Alternatives, Reasons             SPECIAL FACTORS -- Background of the Proposed Reverse Stock Split; The
         and Effects                                                Effects of the Reverse Stock Split; Recommendation of the
                                                                    Special Committee and Board of Directors; Valuation
                                                                    Opinion; THE COMPANY --Security Ownership of Certain
                                                                    Beneficial Owners and Management; Certain Federal Income
                                                                    Tax Consequences
------------------------------------------------------ --------------------------------------------------------------------------
8.       Fairness of the Transaction                   SPECIAL FACTORS -- Recommendation of the Special Committee and Board of
                                                                    Directors; Valuation Opinion
------------------------------------------------------ --------------------------------------------------------------------------
9.       Reports, Opinions, Appraisals and Certain     SPECIAL FACTORS -- Background of Proposed Reverse Stock Split;
         Negotiations                                               Recommendation of the Special Committee and Board of
                                                                    Directors; Fairness of Reverse Stock Split; Valuation
                                                                    Opinion -- Opinion of Woodward; (Exhibit A)
------------------------------------------------------ --------------------------------------------------------------------------
10.      Interest in Securities of the Issuer          THE COMPANY -- Security Ownership of Certain Beneficial Owners and
                                                                    Management; Directors, Executive Officers of the Company;
                                                                    Other Information Concerning the Company and Affiliates;
                                                                    Other Matters
------------------------------------------------------ --------------------------------------------------------------------------



                                      -3-

------------------------------------------------------ --------------------------------------------------------------------------
11.      Contracts, Arrangements or Understandings     NOT APPLICABLE
         With Respect to the Issuer's Securities
------------------------------------------------------ --------------------------------------------------------------------------
12.      Present Intention and Recommendation of       SPECIAL FACTORS -- Recommendation of the Special Committee and Board of
         Certain Persons with Regard to the Transaction             Directors; Valuation Opinion; Potential Detriments of the
                                                                    Reverse Stock Split to Shareholders; Accretion in Ownership
                                                                    and Control of Shareholders; THE COMPANY -- Other
                                                                    Information Concerning the Company and Affiliates
------------------------------------------------------ --------------------------------------------------------------------------
13.      Other Provisions of the Transaction           THE COMPANY -- Dissenters' Rights
------------------------------------------------------ --------------------------------------------------------------------------
14.      Financial Information                         SPECIAL FACTORS -- Financial Effect of the
                                                                    Reverse Stock Split; THE COMPANY -- Selected Historical
                                                                    Financial Data
------------------------------------------------------ --------------------------------------------------------------------------
15.      Persons and Assets Employed,                  THE COMPANY -- Cost; Other Matters; VOTING; Quorum and Vote Required
         Retained or Utilized
------------------------------------------------------ --------------------------------------------------------------------------
16.      Additional Information                        Proxy Statement
------------------------------------------------------ --------------------------------------------------------------------------
17.      Material to be Filed as Exhibits              Proxy Statement; The Woodward Opinion
------------------------------------------------------ --------------------------------------------------------------------------




Item 1. Issuer and Class of Security Subject to the Transaction.

     (a)  NOTICE OF SPECIAL MEETING; PURPOSE OF SPECIAL MEETING;

     (b) NOTICE OF SPECIAL MEETING; VOTING -- General; Quorum and Vote Required, Purpose of the Reverse Stock Split

     (c)  THE COMPANY -- Price Range of Common Stock; Dividends; Trading Volume

     (d)  THE COMPANY -- Price Range of Common Stock; Dividends; Trading Volume

     (e)  Not applicable

     (f)  Not applicable



Item 2.           Identity and Background

(a) - (c)         Sklar Corporation, Donald Taylor, Michael Malinowski,
                  George Kellam and William Knepshield are filing this Statement. See also, Notice of Special Meeting; VOTING --
                  Quorum and Vote Required; THE COMPANY -- Directors, Executive
                  Officers of the Company.

(d) The identify of the persons to whom this item is responsive are Michael Malinowski, Donald Taylor, George Kellam and William Knepshield. For biographical information and other information concerning such persons see THE COMPANY -- Directors and executive Officers of the Company.

(e) - (f)         None of the individuals identified above has been
                  convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(g) All the individuals identified above are citizens of the United States.



Item 3. Past Contacts, Transactions or Negotiations.

     (a)  Not applicable

     (b) SPECIAL FACTORS -- Conduct of the Company's Business After the Reverse Stock Split

Item 4. Terms of the Transaction.

         NOTICE OF SPECIAL MEETING; PURPOSE OF SPECIAL MEETING; SPECIAL FACTORS -- Background of the Proposed Reverse Stock Split; The Effects of the Reverse Stock Split; Potential Detriments of the Reverse Stock Split to Shareholders; Accretion in Ownership and Control of Certain Shareholders; Financial Effects of the Reverse Stock Split; Recommendation of the Special Committee and Board of Directors; Fairness of the Reverse Stock Split; Valuation Opinion; Conduct of the Company's Business after the Reverse Stock Split; THE COMPANY -- Financing of the Reverse Stock Split; Exchange of Certificates and Payment for Fractional Shares of New Common Stock.



Item 5. Plans or Proposals of the Issuer or Affiliate.

(a) - (e) special factors -- Conduct of the Company's Business After the Reverse Stock Split.

(f), (g) PURPOSE OF SPECIAL MEETING; VOTING -- Purpose of Reverse Stock Split; SPECIAL FACTORS -- Background of the Purposed Reverse Stock Split.



Item 6. Source and Amounts of Funds or Other Consideration.

(a), (c), (d)     THE COMPANY -- Financing of the Reverse Stock Split; Cost

(b)               THE COMPANY -- Costs



Item 7. Purpose(s), Alternatives, Reasons and Effects.

     (a) PURPOSE OF SPECIAL MEETING; SPECIAL FACTORS -- Background of the Proposed Reverse Stock Split

     (b) SPECIAL FACTORS -- Background of the Proposed Reverse Stock Split; Recommendation of the Special Committee and Board of Directors; Fairness of the Reverse Stock Split

     (c) SPECIAL FACTORS -- Background of the Proposed Reverse Stock Split; Recommendation of the Special Committee and Board of Directors; Fairness of the Reverse Stock Split

     (d) PURPOSE OF SPECIAL MEETING; SPECIAL FACTORS -- Effects of the Reverse Stock Split; THE COMPANY -- Certain Federal Income Tax Consequences; Security Ownership of Certain Beneficial Owners and Management



Item 8. Fairness of the Transaction.

(a) - (e)         SPECIAL FACTORS -- Recommendation of the Special Committee and
                  Board of Directors; Valuation Opinion

(f)               Not Applicable





Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

(a) - (c)         SPECIAL FACTORS -- Background of the Proposed Reverse Stock
                  Split; Recommendation of the Special Committee and Board of
                  Directors; Fairness of the Reverse Stock Split; Valuation
                  Opinion -- Opinion of The Woodward Group, Ltd.; Exhibit A

Item 10. Interest in Securities of the Issuer.

(a) THE COMPANY -- Security Ownership of Certain Beneficial Owners and Management

(b) THE COMPANY -- Security Ownership of Certain Beneficial Owners and Management; Directors, Executive Officers of the Company; Other Information Concerning the Company and Affiliates



Item 11. Not Applicable



Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a) SPECIAL FACTORS -- Recommendation of the Special Committee and Board of Directors; Valuation Opinion; Potential Detriments of the Reverse Stock Split to Shareholders; Accretion in Ownership and Control of Shareholders; THE COMPANY -- Other Information concerning the Company and Affiliates

(b) SPECIAL FACTORS -- Recommendation of the Special Committee and Board of Directors; Fairness of the Reverse Stock Split; Valuation Opinion



Item 13. Other Provisions of the Transactions.

     (a)  THE COMPANY -- Dissenters' Rights

     (b)  Not Applicable

     (c)  Not Applicable

Item 14. Financial Information

     (a) SPECIAL FACTORS -- Financial Effects of the Reverse Stock Split; THE COMPANY -- Selected Historical Financial Data

     (b)  SPECIAL FACTORS -- Financial Effect of the Reverse Stock Split


Item 15. Persons and Assets Employed, Retained or Utilized.

     (a)  THE COMPANY -- Costs

     (b) VOTING -- General; Quorum and Vote Required; THE COMPANY -- Other Information Concerning the Company and Affiliates; Other Matters



Item 16. Additional information.

         The Proxy Statement



Item 17. Material to be Filed as Exhibits.

     (a)  Not Applicable

     (b) Report of The Woodward Group, Ltd., dated March 1, 1999 (Exhibit A of Proxy Statement)

     (c)  Not Applicable

     (d)  Preliminary Proxy Statement (Exhibit A)

     (e)  Not Applicable

     (f)  Not Applicable

                                    SIGNATURE



                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        December 27, 2000
                                             (Date)

                                        Sklar Corporation

                                        /s/ Don Taylor
                              -------------------------------------------
                                         (Signature)


                                        President
                              -------------------------------------------
                                      (Name and Title)
                                    Don Taylor, President


                                 /s/ Michael Malinowski
                              ----------------------------------------
                                     Michael Malinowski


                                 /s/ George Kellam
                              ------------------------------------------
                                     George Kellam


                                 /s/ William Knepshield
                              ----------------------------------------
                                     William Knepshield

                                    EXHIBIT A

                                 PROXY STATEMENT

                            [Sklar Instruments Logo]

Dear Shareholder:

                  You are invited to attend a Special Meeting of Shareholders (the "Special Meeting") of Sklar Corporation, a Pennsylvania corporation (the "Company"), to be held on January 30, 2001 at 10:00 a.m. local time, at the Holiday Inn, 943 S. High Street, West Chester, Pennsylvania 19382.

                  At this meeting you will be asked to consider and vote upon the following resolutions:

                  "RESOLVED, that the Company perform a 1 for 50,000 reverse split of the Company's Common Stock, $.10 par value (the "Common Stock"), by reducing the number of shares of Common Stock issued and outstanding from 1,104,940 shares to 12 shares, and

                  FURTHER RESOLVED, that the Company make a cash payment of $.46 per share of the currently outstanding Common Stock, in lieu of the issuance of any resulting fractional shares of Common Stock following the reverse split."

                  These resolutions will be considered as one proposal and shall be referred to herein as the "Reverse Stock Split." If effected, the Reverse Stock Split will enable the Company to change from public company status subject to the reporting requirements of the Securities Acts as administered by the Commission to private company status not subject to the reporting requirements of the Securities Acts.

                  The Woodward Group, Ltd. ("Woodward") has been engaged by the Company in connection with the proposed Reverse Stock Split to provide its opinion with respect to the fairness, from a financial point of view, of the $.46 cash payment for fractional shares to be made in the proposed Reverse Stock Split. Woodward has rendered an opinion to the effect that the cash consideration to be received by shareholders in lieu of fractional shares is fair from a financial point of view. You are urged to read the opinion of Woodward, which is attached to the accompanying Proxy Statement as Exhibit A. You are also urged to read carefully the accompanying Proxy Statement in its entirety, including the section entitled "Special Factors" for important information concerning the proposed Reverse Stock Split.

THE BOARD OF DIRECTORS HAS FULLY REVIEWED AND CONSIDERED THE TERMS AND CONDITIONS OF THE PROPOSED REVERSE STOCK SPLIT AND HAS UNANIMOUSLY DETERMINED THAT THE PROPOSED REVERSE STOCK SPLIT, TAKEN AS A WHOLE, IS FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS.

                  Attendance in person or proxy of holders of more than 50% of the outstanding shares is necessary for a quorum. Holders of more than 50% of the shares in attendance at the meeting is necessary to approve the Reverse Stock Split. The officers and directors of the Company own approximately 55.4% of the outstanding shares entitled to vote at the Special Meeting and have indicated that each will vote his shares in favor of the proposed Reverse Stock Split. If these shares are voted as indicated, the Reverse Stock Split will be approved.

                  Promptly after consummation of the Reverse Stock Split, if approved, a Letter of Transmittal will be mailed to all holders of Common Stock of the Company for use in surrendering their stock certificates. Please do not send in your stock certificates until you receive your Letter of Transmittal.

                                                 Sincerely,


                                                 Don Taylor
                                                 President


THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                SKLAR CORPORATION
                            889 SOUTH MATLACK STREET
                             WEST CHESTER, PA 19382

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD JANUARY 30, 2001

         A Special Meeting of shareholders of SKLAR CORPORATION, will be held at the Holiday Inn, 943 S. High Street, West Chester, Pennsylvania 19382 on January 30, 2001, at 10:00 a.m., local time, for the following purposes:

1.       To consider and vote upon the following resolutions:

                  "RESOLVED, that the Company perform a 1 for 50,000 reverse split of the Company's Common Stock, $.10 par value (the "Common Stock"), by reducing the number of shares of Common Stock issued and outstanding from 1,104,940 shares to 12 shares, and

                  FURTHER RESOLVED, that the Company make a cash payment of $.46 per share of the currently outstanding Common Stock, in lieu of the issuance of any resulting fractional shares of Common Stock following the reverse split."

2. To transact such other business pertaining or related to the foregoing as may properly come before the Special Meeting.

         Information relating to the above matters is set forth in the attached Proxy Statement. The close of business on December 26, 2000, has been set by the directors as the record date for determination of shareholders eligible to receive notice of and to vote at the meeting.

                                        By Order of the Board of Directors,


                                        Don Taylor
                                        President

West Chester, Pennsylvania
December 27, 2000

PLEASE READ THE ATTACHED PROXY STATEMENT AND THEN PROMPTLY COMPLETE, EXECUTE AND RETURN THE ENCLOSED PROXY CARD. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY REVOKE THE PROXY AND VOTE IN PERSON IF YOU SO DESIRE.

                                                         TABLE OF CONTENTS

                                                                                                               Page

PURPOSE OF SPECIAL MEETING........................................................................................1

VOTING ...........................................................................................................2

         General .................................................................................................2

         Quorum And Vote Required.................................................................................2

         Proxies .................................................................................................3

         Amendment Of Certificate Of Incorporation To Effect The Reverse
          Stock Split.................................................. ..........................................3

         Purpose Of The Reverse Stock Split.......................................................................4

SPECIAL FACTORS...................................................................................................7

         Background Of The Proposed Reverse Stock Split...........................................................7

         The Effects Of The Reverse Stock Split..................................................................11

         Potential Detriments Of The Reverse Stock Split To Shareholders;
          Accretion In Ownership And Control Of Certain Shareholders.............................................12

         Financial Effect Of The Reverse Stock Split.............................................................12

         Recommendation Of The Special Committee And Board Of Directors;
          Fairness Of The Reverse Stock Split....................................................................20

         Valuation Opinion.......................................................................................22

         Conduct Of The Company's Business After The Reverse Stock Split.........................................25

THE COMPANY......................................................................................................26

         Selected Historical Financial Data......................................................................27

         Financing Of The Reverse Stock Split....................................................................29

         Certain Federal Income Tax Consequences.................................................................29

         Price Range Of Common Stock; Dividends; Trading Volume..................................................29

         Security Ownership Of Certain Beneficial Owners And Management..........................................30




                                                          i

         Directors, Executive Officers Of The Company............................................................31

         Exchange Of Certificates And Payment For Fractional Shares Of
          New Common Stock.......................................................................................32

         Dissenters' Rights......................................................................................33

         Other Information Concerning The Company And Affiliates.................................................34

         Costs...................................................................................................37

         Independent Public Accountants..........................................................................38

         Other Matters...........................................................................................38

         Shareholders' Proposals For The 2000 Annual Meeting.....................................................38

         Incorporation Of Certain Documents By Reference.........................................................39

         Available Information...................................................................................39





















                                                         ii

                                SKLAR CORPORATION
                                 PROXY STATEMENT
                                DECEMBER 27, 2000

                  This Proxy Statement is furnished to the shareholders of SKLAR CORPORATION (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company to be voted at the Special Meeting of Shareholders and at any adjournments thereof (the "Special Meeting"). The Special Meeting will be held at the Holiday Inn, 943 S. High Street, West Chester, Pennsylvania 19382 on January 30, 2001, at 10:00 a.m. local time.

                  The approximate date on which this Proxy Statement and form of proxy card are first being sent or given to shareholders is December 27, 2000.

PURPOSE OF SPECIAL MEETING

                  At the Special Meeting, shareholders of the Company will be asked to consider and vote upon the following resolutions:

                  "RESOLVED, that the Company perform a 1 for 50,000 reverse split of the Company's Common Stock, $.10 par value (the "Common Stock"), by reducing the number of shares of Common Stock issued and outstanding from 1,104,940 shares to 12 shares, and

                  FURTHER RESOLVED, that the Company make a cash payment of $.46 per share of the currently outstanding Common Stock, in lieu of the issuance of any resulting fractional shares of Common Stock following the reverse split."

                  These resolutions shall be considered as one proposal and shall be referred to herein as "Reverse Stock Split." If effected, the Reverse Stock Split will enable the Company to change from public company status subject to the reporting requirements of the Securities Acts as administered by the Securities and Exchange Commission (the "Commission") to private company status not subject to the Securities Acts. The Company does not know of any other matters to come before the Special Meeting. In the event any such matters properly are raised for consideration and vote, the proxies will vote such shares in their discretion, for or against such matters.

                  The proposed Reverse Stock Split is described in more detail in subsequent sections of this Proxy Statement.

                  The Board of Directors of the Company, based upon the unanimous recommendation of a special committee of outside directors of the Board (the "Special Committee"), has determined that adoption of the proposed Reverse Stock Split is fair to and in the best interest of the shareholders of the Company and recommends that the shareholders approve the Reverse Stock Split. See "Special Factors" - "Accretion of Ownership and Control of Certain Shareholders." In arriving at its recommendation with respect to the Reverse Stock Split, the Special Committee considered a number of factors described in the Proxy Statement, including, among other things, the opinion of The Woodward Group Ltd., financial advisor to the Special Committee, that the consideration to be received by the shareholders in connection with the Reverse Stock Split is fair to such holders from a financial point of view. The full text of such opinion, which sets forth, among other things, the opinion expressed, procedures followed, matters considered and limitations on review undertaken in connection with such opinion, is attached as Exhibit B to this Proxy Statement.

Shareholders are urged to read the opinion in its entirety. The Board of Directors has unanimously adopted the recommendation of the Special Committee as its own.

                                     VOTING

GENERAL

                  The securities that can be voted at the Special Meeting consist of (i) Common Stock of the Company, $.10 par value, with each share entitling its owner to one vote on each matter submitted to the shareholders and
(ii) Preferred Stock, stated value $.01 per share, with each share entitling its owner to one vote on each matter submitted to the shareholders. The record date for determining the holders of Common Stock and Preferred Stock who are entitled to receive notice of and to vote at the Special Meeting is December 26, 2000 (the "Record Date"). On the Record Date, 1,104,940 shares of Common Stock and 22,078 shares of Preferred Stock were outstanding and eligible to be voted at the Special Meeting.

QUORUM AND VOTE REQUIRED

                  The presence, in person or by proxy, of a majority of the total number of outstanding shares of the Company's stock, including Common Stock and Preferred Stock is necessary to constitute a quorum at the Special Meeting. In counting the votes to determine whether a quorum exists at the Special Meeting, the proposal receiving the greatest number of all votes "for," "against," or "withheld" and abstentions (including instructions to withhold authority to vote) will be used.

                  The Company believes that approximately 624,559 voting shares owned or controlled on the Record Date by directors and executive officers of the Company, constituting approximately 55.4% of the outstanding Common and Preferred Stock (together the "Voting Stock"), will be voted in favor of the proposal.

                  Adoption of the Reverse Stock Split requires the affirmative vote of a majority of the outstanding shares of Company Voting Stock cast at the Special Meeting. Don Taylor, President and Director of the Company, Michael Malinowski, Executive Vice President, Chief Financial Officer and Director of the Company, and Michael Viner, Vice President of the Company, together beneficially own and have authority to vote 624,489 shares of Company Voting Stock or 55.4% of the shares of Company Voting Stock which were issued and outstanding on the Record Date. Messrs. Taylor, Malinowski and Viner plan to vote all shares of Company Voting Stock over which they have voting authority to approve the Reverse Stock Split. If Messrs. Taylor, Malinowski and Viner vote all of their shares of Company Voting Stock over which they have voting authority to approve the Reverse Stock Split, the requisite vote for adoption of the Reverse Stock Split will have been obtained regardless of the vote of any other shareholder. Nevertheless, the Board of Directors of the Company has decided to solicit proxies due to the potential beneficial effect shareholder approval of the Reverse Stock Spilt could have on future litigation against the Company and its affiliates pertaining to the proposal. In this regard, the Company and its affiliates would likely assert shareholder approval of the transaction as a defense in any such litigation.

                  The Reverse Stock Split does not require the approval of a majority of the unaffiliated shareholders or of the majority of the shareholders who will receive payment of $.46 per share in lieu of fractional shares. The Board believes the Reverse Stock Split should and will be favored by non-affiliates and by those receiving cash in lieu of fractional shares. Because the Company has not historically attained a high level of participation among its unaffiliated holders at meetings for which their proxies have been solicited and the fact that the Company has lost contact with a number of the holders, the Company does not expect to attain a high level of participation in the Special Meeting. Because the likelihood of significant participation in the Special Meeting by unaffiliated holders of Common Stock is so low, the Board does not believe that it makes sense to require a majority vote of unaffiliated holders in order for the Reverse Stock Split to be consummated. Further, the Board anticipates, based on previous votes taken at annual meetings, that the vote of non-affiliates who do decide to participate may not be of sufficient size to be meaningful. Therefore the Board has decided not to condition the approval of the Reverse Stock Split on approval by unaffiliated holders.

                  Any shareholder of Common Stock entitled to vote on the Amendment has the right under Pennsylvania law to dissent from the transaction and exercise his or her appraisal rights and demand "fair value" for his or her shares. This right is subject to a number of restrictions and technical requirements. In order to exercise appraisal rights you must not vote in favor of the Reverse Stock Split and you must make a written demand for appraisal before the vote on the Reverse Stock Split. See "Dissenters' Rights."

                  The Company's principal executive offices are located at 889 South Matlack Street, West Chester, Pennsylvania, 19382 and its telephone is
(610) 430-3200.

                  The date of this Proxy Statement is December 27, 2000.

PROXIES

                  Shareholders should specify their choices with regard to the proposal on the enclosed proxy card. All properly executed proxies delivered by shareholders to the Company in time to be voted at the Special Meeting and not revoked will be voted at the Special Meeting in accordance with directions given. IN THE ABSENCE OF SUCH INSTRUCTION, THE SHARES REPRESENTED BY A SIGNED AND DATED PROXY CARD WILL BE VOTED "FOR" THE PROPOSAL LISTED ON THE PROXY CARD AND DESCRIBED HEREIN. If any other matters properly come before the Special Meeting, the persons named as proxies will vote upon such matters according to their judgement.

                  Any shareholder delivering a proxy has the power to revoke it any time before it is voted by giving written notice to the President of the Company at 889 South Matlack Street, West Chester, Pennsylvania, 19382, by executing and delivering to the President a proxy card bearing a later date or by voting in person at the Special Meeting.

                  In addition to soliciting proxies through the mail, the Company may solicit proxies through its directors, officers and employees in person and by telephone. Brokerage firms, nominees, custodians and fiduciaries also may be requested to forward proxy material to the beneficial owners of shares held of record by them. All expenses incurred in connection with the solicitation of proxies will be borne by the Company.


SHAREHOLDER RESOLUTIONS TO EFFECT THE REVERSE STOCK SPLIT

                  The Board of Directors of the Company has unanimously determined that it is advisable to to effect a 1 for 50,000 reverse split of the Company's Common Stock, and to provide for the cash payment of $.46 per share of the currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of new Common Stock following the Reverse Stock Split. The Board has proposed the Reverse Stock Split to the shareholders for approval at the Special Meeting. The Amendment will reduce the number of issued shares of the Company's Common Stock from 1,104,940 shares to 12 shares. Following the Reverse Stock Split, based on the Company's shareholder records, it is anticipated that only Don Taylor, Michael Malinowski and Michael Viner will continue to be shareholders of the Company.

PURPOSE OF THE REVERSE STOCK SPLIT

                  The purpose of the Reverse Stock Split is to terminate the equity interests in the Company of the approximately 766 record holders of Common Stock that own fewer than 50,000 shares of Common Stock, at a price determined to be fair by both the Special Committee as well as the entire Board of Directors in order (i) to eliminate the cost of maintaining small shareholder accounts, (ii) to permit small shareholders to receive a fair price for their shares without having to pay brokerage commissions, (iii) to determine a set monetary value of the shares of most lost shareholders, whose interests may eventually have to be turned over to the states under abandoned property laws,
(iv) to allow management and Preferred Shareholders to own the Company at no additional expense, and (v) to relieve the Company of the administrative burden and cost and competitive disadvantages associated with filing reports and otherwise complying with the requirements of registration under the Securities Exchange Act of 1934, as amended (the "1934 Act"), by de-registering its Common Stock under the 1934 Act. The Board believes that the Company derives no benefit from the continued registration of the Common Stock under the 1934 Act and that the monetary expense and burden to the Company of continued registration significantly outweigh any material benefit that may be received by the Company as a result of such registration. To the extent to which the Reverse Stock Split is effectuated, management will benefit in that they alone will hold Common Stock in the Company and therefore any future increase in the Company's earnings will benefit management and the Preferred Shareholders. However, the benefit to management is somewhat speculative because it is unlikely the Common Stock of the Company will achieve significant value given the structure and overwhelming dividend requirements of the Preferred Stock. Moreover, any benefit to management derived from being the sole holders of the Company's Common Stock is minimized by the fact that management currently owns more than 64% of the outstanding Preferred Stock of the Company.

                  The Company presently has approximately 769 shareholders of record and approximately 1,000 beneficial owners of its Common Stock. Of the approximate 769 record shareholders, approximately 702 own fewer than 500 shares. In the aggregate, the shares held by these small holders comprise less than 3% of the outstanding Common Stock. The administrative burden and cost to the Company of maintaining records in respect of these numerous small accounts and the associated cost of printing and mailing information to them is, in the Board's view, excessive given the Company's size. These expenditures result in no material benefit to the Company. The Reverse Stock Split will enable the Company to eliminate much of this cost.

                  The Company had determined to remain a public corporation in the past to help facilitate a public market for its shares, although the Company has made no effort to disseminate financial information to the market makers or to the media. The market for the Company's stock has been illiquid for the past twelve years. Although the Company has numerous shareholders, its stock is thinly traded. Because the stock is so thinly traded, small shareholders lack opportunities to realize the fair market value of their shares. Through the Reverse Stock Split, small holders will liquidate their interest. See "Price Range of Common Stock; Dividends; Trading Volume."

                  The Company lost contact with approximately 324 of its shareholders. Each year the Company attempts to contact its shareholders through dissemination of its Annual Meeting Proxy,1 however, each year a significant number of the proxies are returned to the Company with addressee unknown. Through its own internal efforts, the Company has been unable to re-establish contact with these shareholders. Of the approximately 324 holders with whom the Company has lost contact, nearly all hold less than 500 shares; 266 of such holders hold less than 100 shares. Most of these shareholders purchased their shares over twenty years ago. The Company will be entitled to retain the cash proceeds to which such shareholders are entitled in the Reverse Stock Split until such shareholders deliver to the Company certificates for their shares of Common Stock and claim such proceeds. Eventually, the Company may be required to turn the interest of those holders over to the states pursuant to abandoned property laws. The Board believes it is in the Company's best interest to fix at a fair price the value of the Company's obligation to lost holders. This will avoid having the states become equity holders in the Company. Of course, the Reverse Stock Split will eliminate these small inactive accounts as shareholders of record.

                  The Board believes that the disadvantages to being a public company outweigh any advantages. The Board has no present intention to raise capital through sales of securities in a public offering in the future or to acquire other business entities using stock as the consideration for any such acquisition. Accordingly, the Company is not likely to make use of any advantage (for raising capital, effecting acquisitions or other purposes) that the Company's status as a reporting company may offer.

                  The Company incurs direct and indirect costs associated with compliance with the Commission's filing and reporting requirements imposed on public companies. The Company will realize a savings of approximately $65,000 annually as follows:

                  Independent Auditors:                $5,000  (2)
                  SEC Counsel                          30,000  (3)
                  Printing and Mailing                  7,000
                  Internal Compliance Costs            16,000
                  Transfer Agent                        4,000
                  Miscellaneous Costs                   3,000

                  The Company incurs substantial indirect costs as a result of, among other things, the executive time expended to prepare and review such filings which the Company estimates to be approximately 200 hours per year. Since the Company has relatively few executive personnel, these indirect costs can be substantial and although there will be no direct monetary savings if the


----------------------
1 The Company did not hold an Annual Meeting in 1998, 1999 and 2000. In 1997, the Company disseminated proxy materials to its shareholders and held an Annual Meeting but filed such materials incorrectly with the SEC, because it failed to file the materials electronically on EDGAR.
2 This represents the difference between the Company's current auditing expenses ($30,000) and the cost following the Reverse Stock Split ($25,000). The Company will continue to incur some auditing expenses because the Company's commercial lending agreement requires the Company to obtain audited financial statements.
3 This amount pertains to the hiring of SEC counsel in 1998. Prior to 1998, the Company had not incurred legal fees related to being a public company.

Reverse Stock Split is effected, the time currently devoted to the public process could be devoted to other purposes such as sales, marketing and/or operational projects to further promote the Company's business.

                  Additionally, to the Company's knowledge, most of the Company's competitors are private and those that are public are small divisions of large Fortune 500, multi-national corporations in which their individual performance is not reported due to the financial size of the division in relation to the corporation. The Company believes it suffers a competitive disadvantage from being required to disclose certain information that these other companies are not required to disclose.

                  Although all of these factors have existed for some time, the Company began to consider options that could accomplish the Company's objectives in December 1997. This led to the Company hiring SEC counsel. Counsel provided a clear and detailed analysis of the Company's options, risks and expenses relative to the public market. The Company's analysis of these issues, which is detailed in this Proxy Statement, led it to the Reverse Stock Split decision. In addition, prior to this point, the Company had no available cash for the Reverse Stock Split; all its working capital and all amounts available under its line of credit were required under its commercial lending agreement to be used to operate the business. The Company currently has credit available for the Reverse Stock Split due to lowered inventory and its new line of credit. With the exception of the Company's second quarter of 1998 financial results, the Company does not believe that there has been any significant change in profitability of the Company in recent years. Since the Board began considering a reverse split transaction prior to the end of fiscal year 1998, there is no relationship between the Company's recent operating results and the timing of the proposed Reverse Stock Split.

                  The Board has determined that the Reverse Stock Split is the most expeditious and economical way of liquidating small shareholders and changing the Company's status from that of a reporting company to that of a more closely held, non-reporting company. See "Special Factors -- Recommendations of the Special Committee and Board of Directors; Fairness of the Reverse Stock Split."

                  The Board has determined the reverse split ratio to be 50,000 to 1. The Board believes that it would be in the best interests of the shareholders to maximize the number of common stockholders who would receive fair value for their shares. Several factors were considered in reaching its determination.

                  First, during the past twelve years the trading market for the Common Stock has been illiquid. The majority of the communication from shareholders in this period were requests for information on how to sell their shares and to receive value. Given the lack of liquidity for common stockholders, the Company chose to maximize the number of common stockholders who would receive fair market value for their shares.

                  Second, the Board believed that it is highly speculative whether the Common Stock would ever achieve significant market value given the structure and overwhelming dividend requirements of the Preferred Stock. The Company expects this "over-shadowing" of the Common Stock by the Preferred to continue for the foreseeable future. Therefore the Board determined to provide value, which is higher than what can be achieved in the open market, to as many of the common stockholders as possible. The Company did not consider redeeming the Preferred Stock because there was no cash available for such purpose and the terms of the Company's previous line of credit prohibited such. In light of the Company's objectives as stated above, the Company believed a Reverse Stock Split better accomplished its goals.

                  Third, although the Company's financial condition has experienced slow improvement during the past five years, there is no assurance that the Company's growth will continue. In addition, given the recent consolidation in the health care industry, the Company believes there is additional risk in the industry. The Company believes that it is in the best interest of the common stockholders to provide liquidity today to the maximum number of shareholders.

                  Shareholders owning fewer than 50,000 shares of Common Stock will no longer have any equity interest in the Company and will not participate in any future earnings of the Company or any increases in the value of the Company's assets or operations. Thus, only management and the Preferred Shareholders will benefit from any future increase in the Company's earnings. The three shareholders that will continue to have a common equity interest in the Company after the Reverse Stock Split will own a security; the liquidity of which will be restricted. The fractional share price offered by the Company for fractional share interests was not determined in arms length negotiations or on the basis of over the counter trading of the Common Stock and therefore does not necessarily reflect an actual market value of the Common Stock. (See "SPECIAL FACTORS" -- "Recommendation of the Special Committee and Board of Directors; Fairness of the Reverse Stock Split" and "Valuation Opinion.")

                  The Reverse Stock Split is structured to be a "going private" transaction as defined in Rule 13e-3 promulgated under the Exchange Act because it is intended to, and, if completed, will likely terminate the Company's reporting requirements under Section 12(g) of the 1934 Act. In connection with the Reverse Stock Split, the Company has filed with the Commission a Schedule 13E-3 pursuant to Rule 13e-3 under the 1934 Act.

                  The Reverse Stock Split will (i) cause the Company to redeem shares held by approximately 766 holders of record of Common Stock, (ii) not eliminate three record holders who hold 50,000 or more shares of Common Stock,
(iii) reduce the number of shares, on a pro-rata basis, held by the holders of record who hold 50,000 more shares of Common Stock, and (iv) change the percent of Common Stock held by the remaining three shareholders to 100%.

                                 SPECIAL FACTORS

BACKGROUND OF THE PROPOSED REVERSE STOCK SPLIT

                  Of the Company's approximately 769 record shareholders, 708 hold 500 or fewer shares and represent less than 3% of the outstanding Common Stock. The Board and the Company's management have long held the view that the continued expense and burden of maintaining so many small shareholder accounts is not cost efficient for a business the size of the Company. Many of the Company's shareholders have lost contact, making it impossible for the Company to communicate with them. Some others' interests are so small that brokerage commissions or administrative inconvenience deter them from selling shares. The Board also holds the view that the Company generally derives no material benefit from continued registration under the 1934 Act, and in certain respects registration under the 1934 Act places the Company at a competitive disadvantage vis-a-vis its competitors who are not required to file reports under the 1934 Act. In this regard, in July 1998, the Company filed a Form 15 to deregister its Series A Preferred Stock. The Company has remained a public corporation in the past to help facilitate a public market for the shares. That market has not been as active or liquid as management had desired. The Board decided to consider a Reverse Stock Split as a means to liquidate the interest of lost shareholders and its many small shareholder accounts at a fair price and then to deregister under the 1934 Act. For a discussion as to why the Reverse Stock Split is being proposed at this time, see "Purpose of the Reverse Stock Split."

                  In December, 1997, the Company began considering options that could accomplish the Company's objectives. The Company considered establishing a stock repurchase program. A stock repurchase program would be expected to cash out some shareholders and increase earnings per share; however, the Company rejected this alternative because it would not relieve the administrative inconvenience of having such a large number of small shareholders or eliminate the costs associated with being a public company. The Company also considered a tender offer, various types of mergers, a corporate reorganization, and a reverse stock split.

                  As the Company continued to consider its options, it became apparent that the Reverse Stock Split was the best alternative for the shareholders and the Company. The lack of assurance that a significant number of shareholders would tender or exchange their shares made a tender offer and the costs associated with such something the Company could not justify.

                  A merger transaction was not an option, as the Company was unaware of a suitable merger candidate nor did it look for one as management believed that the expense of the required documentation and regulatory requirement made a merger transaction prohibitive. The Reverse Stock Split was chosen because its outcome was certain, expenses incurred by the Company were moderate, and shareholders would receive cash for their factional shares as opposed to a corporate reorganization where shareholders would receive no payment. Further, from a timing standpoint, the other alternatives would have delayed the Company's deregistration under the 1934 Act as compared to the Reverse Stock Split. Other than as discussed below, the Company gave no consideration to finding a buyer for the entire Company and no third party has expressed an interest in purchasing the entire Company. See "Fleet Foot Offer" below. To the extent that a buyer could be found for the entire Company, all shareholders, including the preferred stockholders, would no longer have an equity interest in the Company.

                  In March, 1998, Don Taylor and Michael Malinowski, the Company's President and Vice President met with counsel regarding the different options available in light of the composition of the Company's shareholders. After several discussions concerning the legal and technical aspects, management presented pertinent considerations and a proposal of the Reverse Stock Split to the Board in April, 1998. The Board of Directors then approved the creation of a Special Committee of Directors, composed of all Board members except Don Taylor and Michael Malinowski, to represent the interest of the shareholders who would receive cash in lieu of the issuance of fractional shares of the new Common Stock in the proposed Reverse Stock Split. The Board appointed these Directors to the Special Committee because they are not employees of the Company and did not own Common Stock in the Company. Several of these Directors do own Preferred Stock in the Company, and thus will continue to have an equity interest in the Company following the Reverse Stock Split.4 See "Security Ownership of Certain Beneficial Owners And Management." During April and May of 1998, the Special Committee headed by William Knepshield interviewed investment bankers in the healthcare industry for the purpose of evaluating the market value of the Common Stock. In May, 1998, the Special Committee selected The Woodward Group, Ltd. ("Woodward") to assist it in evaluating the fairness of the consideration to be given to the shareholders who would receive cash in lieu of fractional shares pursuant to the proposed Reverse Stock Split.

-------------------------
4 These outside Directors will own less than 1% of outstanding shares of Capital Stock in the Company following the Reverse Stock Split.

                  After contacting Woodward regarding its retention, representatives of Woodward visited the Company on numerous occasions, discussed the business of the Company with management and spoke with the Company's counsel and its independent auditors. During July, 1998, the Board discussed the relative merits of Woodward providing either a Valuation or a full Fairness Opinion. The Board concluded that it was in the best interest of the Company and the shareholders for Woodward to assist the Company in both determining the value of the Common Stock and evaluating the fairness of the transaction. It authorized Woodward to proceed and formally engaged Woodward on August 18, 1998. During the five month period from July through November, Woodward conducted financial analysis, studies, investigations and interviews as they deemed necessary so as to form the basis for their recommendation of fair market value for the Common Stock.

                  On November 30, 1998, the Board determined to pursue the Reverse Stock Split at a ratio of 1 for 50,000 and cause the Company to purchase any fractional shares resulting therefrom, subject to receipt of a written report by Woodward with respect to the fairness of the transaction to the shareholders. The Board determined the reverse split ratio of 50,000 to 1, because it desired to cash out all of the shareholders except for major shareholders. This would allow the smaller shareholders to liquidate their shares at a fair price rather than remaining minority shareholders in a private company. The ratio of 50,000 to 1 would have the effect of cashing out all shareholders except the major shareholders, Don Taylor, Michael Malinowski and Michael Viner. See "Purpose of the Reverse Stock Split." Woodward did not assist the Board in setting the ratio.

                  At the December 11, 1998 Board meeting, Woodward presented its written analysis of the Company's value and advised the Special Committee that an appropriate fair value of the Company's Common Stock with respect to determining the cash consideration to be paid to shareholders to be cashed out in the Reverse Stock Split would be $.43 per share. After the presentation by Woodward, the Special Committee met and determined that a price of $.46 per share would be fair from a financial point of view to the shareholders receiving cash in lieu of fractional shares in the transaction. The price of $.46 per share was communicated to Woodward and Woodward rendered an oral fairness opinion with respect to the cash consideration to be paid to the shareholders cashed out in the Reverse Stock Split which was followed up in writing after the meeting. See "Recommendation of the Special Committee and Board of Directors; Fairness of the Reverse Stock Split."

                  On December 16, 1998, the Special Committee determined to proceed with the transaction and to submit the Reverse Stock Split to the shareholders for approval. On December 16, 1998, the entire Board voted to adopt the recommendation of the Special Committee as its own.

                  The Fleet Foot Offer

                  On February 25, 1998, the Company received an offer from Fleet Foot Consulting Group, Inc. ("Fleet Foot") to purchase "the assets and business" of the Company for approximately $5.5 million (the "Offer"). Fleet Foot's principal, Charles Wilson, is the Company's former Chief Financial Officer. Mr. Wilson and a corporation owned by Mr. Wilson, Endo-Surgical Systems, Inc., are defendants and counter-claimants in litigation commenced by the Company.

                  The Board determined not to accept the Fleet Foot Offer for several reasons. First, the Board believed the fair market value of the Company exceeded the amount of the Offer. The Board believed the fair market value of the Company to be approximately $7 million. Second, the Offer lacked information regarding funding and or financing sources for the transaction or any "earnest money" deposit in lieu thereof. Subsequent to the offer, Mr. Wilson, who the Company believes to be the Managing Director and sole shareholder of Fleet Foot, filed for bankruptcy. Third, the Offer was unclear with respect to the specific balance sheet items which Fleet Foot wanted to purchase, and did not include a per share price for the Company's capital stock thus making it virtually impossible for the Company to determine what, if anything, the shareholders would receive as a result of the Offer. Finally, the Board considered the litigious nature of the relationship between Mr. Wilson, Endo-Surgical and the Company and the affiliation of Fleet Foot to those parties, and determined that the true purpose for the Offer was unclear and that it was in the best interest of the Company and its shareholders not to pursue a transaction with Fleet Foot. The Reverse Stock Split was not prompted by the Fleet Foot Offer.

                  In July 1997, the Company terminated Mr. Wilson based on their belief that he had misappropriated Company funds. On or about December 1997, the Company filed a writ of action against Mr. Wilson in the Court of Common Pleas of Chester County, Pennsylvania. On May 27, 1998, the Company filed a complaint (amended June 22, 1998) against Mr. Wilson alleging the following causes of action: (i) misappropriation of trade secrets and conversion; (ii) breach of fiduciary duties and confidential relationship; (iii) tortious interference with existing contractual relationships; (iv) toriuous interference with prospective economic advantage; (v) defamation and trade libel; (vi) breach of contract; and
(vii) fraud and misrepresentation. The Company asked for damages in the amount of $130,000 plus punitive damages, interest and legal fees. Mr. Wilson counter-claimed in the amount of $3,800 for unpaid wages. On October 27th, 2000, Wilson filed for protection under Chapter 7 of the Bankruptcy Code, placing the complaint under the jurisdiction of the U.S. Bankruptcy Court. Sklar intends to vigorously pursue its claim against Wilson. On February 19, 1998, the Company commenced an action against Endo-Surgical Systems, Inc. ("Endo") by complaint filed in the Court of Common Pleas of Chester County, Pennsylvania. The complaint alleges the following causes of action: (i) misappropriation of trade secrets and conversion; (ii) tortious interference with existing contractual relations; and (iii) tortious interference with prospective economic advantage. The case was tried and a verdict rendered on September 13, 2000 in favor of Sklar. Specifically, ENDO was held liable for conversion of Sklar property. ENDO, its shareholders, officers and directors were ordered to return all Sklar property and further, the defendants were enjoined from using catalogs, artwork or other property of the Company. As to interference with contractual relationships, a judgment was awarded in favor of Sklar against ENDO, in the amount of $16,500. Additionally, the Judge stated that, "Mr. Wilson intentionally created the impression that Sklar was in financial difficulty...(Wilson) must have known that his words would have a deleterious effect on the relationship between Sklar and each alarmed vendor." Consequently, the judge enjoined the Defendant, officers and shareholders from making representations to any third party as to Sklar's fiscal position or management. ENDO's counterclaim against Sklar was completely dismissed. The court has dismissed ENDO's post trial motions and the verdict was upheld.

                  In December of 1997, the Company also filed in the court of Common Pleas for Chester County, a Writ of Summons against Wilson, personally. The Company then conducted a fact-finding effort and, as a result, a complaint was filed in May of 1998. The Complaint alleges, among other things, that Wilson has violated the standards of conduct in the practice of public accounting and engaged in misappropriation of trade secrets and conversion, breach of fiduciary duties and confidential relationship, tortious interference with existing contractual relationships, tortious interference with prospective economic advantage, defamation and trade libel, breach of contract, and fraud and misrepresentation. Injunctive relief, damages, costs and fees are sought. Based on discovery conducted in connection with these actions, testimony during trial and the Judge's verdict, the Company believes that Fleet Foot's motives for making the Offer were improper and based on Fleet Foot's desire to gain access and acquire certain information regarding the Company which, to date, Mr. Wilson and Endo have been unable to procure through their discovery efforts in the above-described litigation. In a letter dated January 20, 1999, Mr. Wilson, on behalf of Fleet Foot, again expressed his desire to meet with the Board to discuss his continued interest in purchasing the assets of the Company. The Company responded by letter dated January 27, 1999 and requested additional information from Fleet Foot and Mr. Wilson prior to deciding whether to meet. To date, neither Fleet Foot nor Mr. Wilson have provided the requested information, which included, among other things, information regarding the financing or source of funds for a transaction and the execution of a confidentiality and non-disclosure agreement.

                  Stock Grants and Option Exercises within the Past 12 Months

                  Within the past year the Company has granted no options or shares of Common Stock to its executive officers. In the period ended 12 months prior to that, a total of 150,000 shares of Common Stock were issued to executive officers. In addition, during that period, the Company's executive officers have exercised a total of 200,000 options to purchase Common Stock which options had been granted to such individuals over five years ago. These options were exercised on the date that the Board approved the Reverse Stock Split to ensure that management would control the majority of outstanding shares of Common Stock, and thereby assure passage of the Reverse Stock Split Proposal. See "Other Information Concerning the Company and Affiliates." As a result of these recent stock transactions, the total equity ownership in the Company by the Company's executive officers and directors has increased from 35.3% to 55.4%. Passage of the Reverse Stock Split proposal is assured if all the Company's executive officers and directors vote in favor of such proposal. However, these stock grants and option exercises had no effect on the consideration offered of $.46 per share as these transactions were excluded from the calculation of shares outstanding in determining the fair market value of the Common Stock. This was done so that non-management shareholders would not be impacted by the effect of the stock grants or option exercises by management. See "Recommendation of the Special Committee and Board of Directors; Fairness of the Reverse Stock Split;" and "Valuation Opinion."

THE EFFECTS OF THE REVERSE STOCK SPLIT

                  The Company believes that the Reverse Stock Split will reduce the number of record shareholders from approximately 769 to 3. The number of shares which might otherwise trade publicly will change from 1,104,940 to 12. The Company also believes that completion of the Reverse Stock Split will cause the public market for shares of Common Stock, which at present is virtually nonexistent, to be eliminated.

                  The Common Stock is currently registered under the 1934 Act. Such registration may be terminated by the Company if the Common Stock is no longer held by 300 or more shareholders of record. Termination of registration of the Common Stock under the 1934 Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the Commission and would make certain provisions of the 1934 Act, such as the short-swing profit recovery provisions of Section 16(b) of the 1934 Act in connection with shareholders meetings and the related requirement of an annual report to shareholders, no longer applicable to the Company. Accordingly, for a total expenditure by the Company of approximately $400,000, the Company will eliminate the cost and expense to the Company of the 1934 Act registration, which is approximately $65,000 on an annual basis. The Company intends to apply for such termination as soon as practicable following completion of the Reverse Stock Split.

POTENTIAL DETRIMENTS OF THE REVERSE STOCK SPLIT TO SHAREHOLDERS; ACCRETION IN OWNERSHIP AND CONTROL OF CERTAIN SHAREHOLDERS

                  Shareholders owning fewer than 50,000 shares immediately prior to the effective time of the Reverse Stock Split will, after the Reverse Stock Split takes place, no longer have any equity interest in the Company and therefore will not participate in its future potential earnings or growth. It is expected that all owners of Common Stock, except Don Taylor, Michael Malinowski and Michael Viner, will be cashed out in the Reverse Stock Split. It will not be possible for cashed out shareholders to re-acquire an equity interest in the Company unless they purchase an interest from the remaining shareholders. Transfers by the remaining shareholders of their shares to third parties are not anticipated.

                  Potential detriments to Company shareholders who remain as shareholders if the Reverse Stock Split is effected include decreased access to information and decreased liquidity. If the Reverse Stock Split is effected, the Company intends to terminate the registration of its Common Stock under the 1934 Act. As a result of such termination, the Company will no longer be subject to the periodic reporting requirements and the proxy rules of the 1934 Act.

FINANCIAL EFFECT OF THE REVERSE STOCK SPLIT

                  The Reverse Stock Split and the use of approximately $400,000 cash to complete the Reverse Stock Split, which includes legal costs and other expenses related to the transaction are not expected to have any material effect on the Company's capitalization, liquidity, results of operations or cash flow.

                  The following pro forma financial information presents the effect on the Company's historical financial position of the Reverse Stock Split and the cash payment of $232,272 for all fractional shares which represents the total cash outlay attributable to all post reverse split fractional shares (1,104,940 shares - 600,000 shares x $.46 per share).The unaudited pro forma balance sheet reflects the transaction as if it occurred on the balance sheet date. The unaudited pro forma statement of operations reflects the transaction as if it occurred at the beginning of the periods presented.

                  The unaudited pro forma balance sheet is not necessarily indicative of what the Company's financial position would have been if the Reverse Stock Split had been effected on the dates indicated, or will be in the future. The information shown on the unaudited pro forma statement of operations is not necessarily indicative of the results of operations.

                  As a result of incurred reorganizational costs paid or accrued at March 31, 1999, short-term debt and accrued expenses increased by $237,352 rather than $400,000. This amount represents the payment for fractional shares ($232,272) plus the balance of estimated costs remaining to be incurred for organizational costs ($5,080). All pre Reverse Stock Split Common Shares included in treasury stock (393,012 shares with a book value of $79,143) are retired with a reduction to treasury stock and a corresponding reduction of Common Stock (393,012 @ $.10 share) and additional paid-in capital. All post Reverse Stock Split fractional outstanding shares are eliminated from Common Stock (504,940 x $.10 per share) and additional paid-in capital with a corresponding increase in short-term borrowing ($232,272), representing the cash payment for fractional shares. A tabular presentation with explanatory footnotes outlining the financial effect of the Reverse Stock Split as of June 30, 2000 is as follows:

            Balance Sheet
               Caption                                   Historical                Adjustment                  Proforma
--------------------------------------               ------------------         -----------------         -----------------

Stockholders' equity: (Debit) Credit
Series A preferred                                   $              248                                   $             248
Series A subordinated preferred                                       0                                                   0
Common stock                                                    149,795                   (39,301)(1)
                                                                                          (50,494)(2)
                                                                                          (59,999)(3)                     1
Additional paid-in capital                                    2,165,958                   (39,842)(1)
                                                                                         (181,778)(2)
                                                                                          (59,999)(3)             2,004,337
Retained earnings                                               945,300                                             945,300
Treasury stock                                                 (131,038)                   79,143  (1)              (51,895)

1. Reduction of pre Reverse Stock Split common stock held in treasury (at cost) and related reduction of common stock issued (at par) and additional paid-in capital.
2. Reduction of post Reverse Stock Split fractional shares (at par) and related reduction of additional paid-in capital equal in total to fractional share liability.
3. Conversion of post Reverse Stock Split common stock book value with offsetting adjustment to paid-in capital related to 50,000 to 1 reverse split. Six post reverse split shares will be issued with a book value of $.10 per share. $1 reflects the rounded book value of the six shares.

The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and accompanying footnotes of the Company, which are incorporated by reference into this Proxy Statement. See "Incorporation of Certain Documents by Reference." The proforma changes indicated above are in accordance with paragraph 12 of APB 6.

                                SKLAR CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 2000



ASSETS


                                          Historical                 Proforma

CURRENT ASSETS:
   Cash                                   $  203,707               $  203,707
   Accounts receivable                     1,902,002                1,902,002
   Inventories                             3,534,506                3,534,506
   Prepaid expense                           246,361                  246,361
                                          ----------               ----------


       Total current assets                5,886,576                5,886,576
                                          ----------               ----------



EQUIPMENT AND IMPROVEMENTS                   656,690                  656,690







GOODWILL                                     309,763                  309,763







OTHER ASSETS                                 232,304                  232,304
                                          ----------               ----------




TOTAL ASSETS                              $7,085,333               $7,085,333
                                          ==========               ==========

                                                   SKLAR CORPORATION
                                              CONSOLIDATED BALANCE SHEET
                                                    MARCH 31, 2000

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                  Historical                 Proforma

CURRENT LIABILITIES:
   Short-term borrowings                                                          $  790,000               $1,022,272
   Current portion of long-term debt and
     capital lease obligation                                                        117,130                  117,130
   Trade accounts payable                                                             15,978                   15,978
   Accrued expenses                                                                1,869,951                1,875,031
   Accrued income taxes                                                            1,152,866                1,152,366
                                                                                  ----------               ----------

       Total current liabilities                                                   3,945,926                4,182,777

LONG-TERM DEBT AND CAPITAL LEASE                                                           0                        0
                                                                                  ----------               ----------

       Total liabilities                                                           3,945,926                4,182,777
                                                                                  ----------               ----------

CONTINGENCIES                                                                              0                        0

STOCKHOLDERS' EQUITY:
   Series A preferred stock, par value $.01, per share,
     authorized 35,000 shares, 24,825 issued and 22,078 outstanding                      248                      248
   Series B subordinate preferred stock, no par value,
     authorized 4,000 shares, issued and outstanding 0                                     0                        0
   Common stock, par value $.10 share, authorized 1,500,000
     (30 proforma) shares, 1,497,952 (12 proforma) issued and
     1,104,940 (12 proforma) outstanding                                             149,795                        1
   Additional paid-in capital                                                      2,165,958                2,004,337
   Retained earnings                                                                 954,445                  949,865
                                                                                  ----------               ----------


                                                                                   3,270,446                2,954,451
       Less treasury stock                                                           131,038                   51,895
                                                                                  ----------               ----------

       Total stockholders' equity                                                  3,139,408                2,902,556
                                                                                  ----------               ----------


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $7,085,333               $7,085,333
                                                                                  ==========               ==========

                                           SKLAR CORPORATION
                                    CONSOLIDATED STATEMENT OF INCOME
                                             MARCH 31, 2000

                                                               Historical                   Proforma
NET SALES                                                     $ 12,835,411                $ 12,835,411

   Cost of goods sold                                            6,365,535                   6,365,535
                                                              ------------                ------------

GROSS PROFIT                                                     6,469,876                   6,469,876

   Selling, general and administrative expenses                  5,967,752                   5,972,832
                                                              ------------                ------------

INCOME FROM OPERATIONS                                             502,124                     497,044


OTHER INCOME (EXPENSE):
   Interest expense                                               (115,713)                   (115,713)
   Other                                                           (35,096)                    (35,096)
                                                              ------------                ------------

         Other expenses - net                                     (150,809)                   (150,809)
                                                              ------------                ------------


INCOME BEFORE TAXES                                                351,315                     346,253

   Provision for income taxes                                       43,163                      42,663
                                                              ------------                ------------


NET INCOME                                                         308,152                     303,590


Preferred dividend requirement                                     275,975                     275,975
                                                              ------------                ------------


INCOME APPLICABLE TO COMMON SHARES                            $     32,177                $     27,615
                                                              ============                ============


PER SHARE DATA:
   Weighted average common shares outstanding                    1,104,940                          12
                                                              ------------                ------------

   Basic and diluted earnings per share                       $        .03                $      2,301
                                                              ============                ============

                                SKLAR CORPORATION
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2000


ASSETS

                                          Historical                Proforma

CURRENT ASSETS:
   Cash                                   $  243,714               $  243,714
   Accounts receivable                     2,287,589                2,287,589
   Inventories                             3,206,411                3,206,411
   Prepaid expense                           387,608                  387,608
                                          ----------               ----------


       Total current assets                6,125,322                6,125,322
                                          ----------               ----------





EQUIPMENT AND IMPROVEMENTS                   564,797                  564,797





GOODWILL                                     284,184                  284,184





OTHER ASSETS                                 127,904                  127,904
                                          ----------               ----------


TOTAL ASSETS                              $7,102,207               $7,102,207
                                          ==========               ==========

                                                   SKLAR CORPORATION
                                              CONSOLIDATED BALANCE SHEET
                                                  SEPTEMBER 30, 2000

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                  Historical                 Proforma

CURRENT LIABILITIES:
   Short-term borrowings                                                          $  840,000               $1,072,272
   Current portion of long-term debt and
     capital lease obligation                                                        126,181                  126,181
   Trade accounts payable                                                          1,747,689                1,747,689
   Accrued expenses                                                                1,162,402                1,162,402
   Accrued income taxes                                                               11,658                   11,658
                                                                                  ----------               ----------

       Total current liabilities                                                   3,887,930                4,120,202

LONG-TERM DEBT AND CAPITAL LEASE                                                           0                        0
                                                                                  ----------               ----------

       Total liabilities                                                           3,887,930                4,120,202
                                                                                  ----------               ----------

CONTINGENCIES                                                                              0                        0

STOCKHOLDERS' EQUITY:
   Series A preferred stock, par value $.01, per share,
     authorized 35,000 shares, 24,825 issued and 22,078 outstanding                      248                      248
   Series B subordinate preferred stock, no par value,
     authorized 4,000 shares, issued and outstanding 0                                     0                        0
   Common stock, par value $.10 share, authorized 1,500,000
     (30 proforma) shares, 1,497,952 (12 proforma) issued and
     1,104,940 (12 proforma) outstanding                                             149,795                        1
   Additional paid-in capital                                                      2,165,958                2,004,337
   Retained earnings                                                               1,034,314                1,034,314
                                                                                  ----------               ----------

                                                                                   3,350,315                3,038,900
       Less treasury stock                                                           131,038                   51,895
                                                                                  ----------               ----------

       Total stockholders' equity                                                  3,219,277                2,987,005
                                                                                  ----------               ----------


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $7,107,207               $7,107,207
                                                                                  ==========               ==========

                                           SKLAR CORPORATION
                                CONSOLIDATED STATEMENT OF INCOME (LOSS)
                                          SEPTEMBER 30, 2000

                                                               Historical                  Proforma

NET SALES                                                     $ 6,550,862                $ 6,550,862

   Cost of goods sold                                           3,212,532                  3,212,532
                                                              -----------                -----------

GROSS PROFIT                                                    3,338,330                  3,338,330

   Selling, general and administrative expenses                 3,189,413                  3,189,413
                                                              -----------                -----------


INCOME FROM OPERATIONS                                            148,917                    148,917


OTHER INCOME (EXPENSE):
   Interest expense                                                61,048                     61,048
                                                              -----------                -----------

         Other expenses - net                                      61,048                     61,048
                                                              -----------                -----------


INCOME (LOSS) BEFORE TAXES                                         87,869                     87,869

   Provision for income taxes                                       8,000                      8,000
                                                              -----------                -----------


NET INCOME (LOSS)                                                  79,869                     79,869

   Preferred dividend requirement                                 137,988                    137,988
                                                              -----------                -----------


INCOME (LOSS) APPLICABLE TO COMMON SHARES                     $  (588,119)               $   (58,119)
                                                              ===========                ===========


PER SHARE DATA:
   Weighted average common shares outstanding                   1,104,940                         12
                                                              -----------                -----------

   Basic and diluted earnings (loss) per share                $     (0.05)               $    (4,843)
                                                              ===========                ===========

RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; FAIRNESS OF THE REVERSE STOCK SPLIT


                  The Board believes that the Reverse Stock Split, taken as a whole, is fair to, and in the best interests of, the shareholders of the Company who will receive cash in lieu of fractional shares, those who will receive shares of new Common Stock and those who will receive both cash and shares. The Board also believes that the process by which the transaction is to be approved is fair. The Board recommends that the shareholders vote for approval and adoption of the Amendment and the payment of cash in lieu of fractional shares as described above. Each member of the Board and each officer of the Company who owns shares of Common Stock has advised the Company that he intends to vote his shares in favor of the Reverse Stock Split. Don Taylor and Michael Malinowski will also receive a cash payment for their fractional share interests in the amount of $1,709 and $4,611, respectively, in the Reverse Stock Split.

                  Before proposing the Reverse Stock Split, the Board considered alternative means of achieving its objectives for the Company. See "Background of the Proposed Stock Split."

                  The Board of Directors established the Special Committee to evaluate the fairness of the Reverse Stock Split. The Special Committee was composed of the Company's three outside directors, George Kellam, William Knepshield and Albert Wicks, none of whom own shares of Common Stock in the Company and own less than 1% of the Preferred Stock in the Company. The Special Committee had absolute authority to reject the Reverse Stock Split if it determined the Reverse Stock Split was unfair or not in the best interest of the Company and its shareholders. The Special Committee retained The Woodward Group, Ltd., an independent financial advisory firm to assist it in determining the value of the Common Stock and the fairness of the transaction. The Special Committee and Woodward considered the value of the Company if liquidated, and determined that the Company was more valuable as a going-concern. Woodward determined that, based on representations by the Company, that the value of the Company achieved in liquidation would be expected to approximate book value, which is significantly less than the fair market value of the Company as determined in their fairness opinion.

                  The Special Committee unanimously approved the Reverse Stock Split and recommended that the full Board of Directors recommend the Reverse Stock Split to the Company's shareholders for approval. The Board has unanimously adopted the recommendation of the Special Committee as its own.

                  The Special Committee believes that the Reverse Stock Split is fair to all shareholders of the Company, including the unaffiliated shareholders who will receive cash in lieu of shares in the transaction. Messrs. Malinowski, Taylor, Kellam and Knepshield believe the transaction is fair based on the opinion of Woodward and the Special Committee. Therefore, Messrs. Malinowski, Taylor, Kellam and Knepshield each adopt the analysis and opinion of Woodward as his own. The Special Committee's conclusion is based, in part, upon the fairness opinion issued to the Company by Woodward. Part of the Special Committee's purpose in engaging Woodward was to obtain an independent estimate of the fair value of the Company's Common Stock on a going concern basis. The Special

Committee has given significant weight to the views of Woodward.

                  In determining to recommend the Reverse Stock Split to the shareholders, the Board determined that only the Special Committee would vote on and approve the transaction. All members of the Special Committee voted in favor of the Reverse Stock Split.

                  In determining the cash consideration to be paid in lieu of the issuance of fractional shares of the new Common Stock, the Special Committee reviewed and considered: (1) the valuation and fairness opinion of Woodward; (2) the current market price of the Common Stock and the lack of liquidity thereof;
(3) historical market prices of the Common Stock over the last five years; (4) the purchase prices paid in previous purchases of the Common Stock by the Company and its affiliates; (5) the lack of dividends declared or paid on the Common Stock, the restriction on payment of dividends in light of the Preferred Stock and the Bank's restriction on the payment of dividends in the future; and
(6) the Fleet Foot Offer and the absence of any other offers during the preceding eighteen months for any type of merger or consolidation with or into another corporation or the sale of all or part of the Company's assets. The Special Committee did not assign any specific weight to the foregoing factors, however in their considerations individual members of the Special Committee may have given differing weights to different factors.

                  Neither the Special Committee nor Woodward gave any material weight in determining the fairness of the transaction to the book value of Common Stock or the liquidation value of the Company's assets. Based on the Company's unaudited balance sheet at September 30, 1998, the book value of the Common Stock would be $0 per share. The Special Committee and Woodward believe that the Company is considerably more valuable as a going concern. Woodward affirmed its opinion on December 12, 2000.

                  Because of its expertise and independence, the Special Committee has placed particular weight on the opinion of Woodward. After considering the factors discussed above and, in particular, the views expressed by Woodward at the December 11, 1998 Board meeting that a price of at least $.43 per share of Common Stock to be fair consideration for fractional shares in this transaction, the Special Committee set the consideration for fractional shares in this transaction to be $.46 per share of outstanding Common Stock and determined that that price would be fair to the shareholders.

                  The Special Committee increased the consideration to be paid from the $.43 indicated as fair by Woodward to $.46 because it wanted to be certain that the transaction was fair to all shareholders, including both affiliated and unaffiliated shareholders. The Special Committee arrived at the price of $.46 per share by using the $.43 price determined by Woodward and adjusting it by also excluding from the calculation of fair market value of Common Stock shares issued to Mr. Viner, an affiliate of the Company, during 1998. The material factors considered by the Special Committee regarding the fairness of transaction at $.46 per share include: (i) the current market price of the Company's Common Stock of $0.125; (ii) the fact that in determining a fair per share value the calculation excluded the 350,000 shares of management stock issued during 1998, thus increasing the per share value to common stockholders; (iii) the fact that the forecasted results, in all cases, provided by the Company to Woodward and utilized, in part, in determining the value of the Company, indicated greater forecasted operating profits than has ever been the case historically; and (iv) the fact that in the comparable analysis valuation ratios that were applied to the Company's financial results were developed from comparable businesses which possess significantly greater financial and other resources relative to the Company.

                  In addition to that discussed above, the Board considered the opportunity presented by the Reverse Stock Split for the shareholders owning fewer than 50,000 shares to liquidate their holdings without incurring brokerage costs, particularly given the relatively illiquid market of the Common Stock, and the future cost savings and competitive advantages that will inure to the benefit of the Company and its continuing shareholders as a result of the Company deregistering its Common Stock under the 1934 Act. The Board further considered the competitive disadvantage the Company suffers from being required to disclose certain information that its competitors do not disclose in that, to its knowledge, most of the Company's competitors are privately held, and that those that are publicly held are small divisions of large corporations and are not required to disclose specific performance information due to the lack of materiality of such information in relation to the larger corporations' performance.

                  The Special Committee also believes that the transaction is being effected in a manner that is fair procedurally to the shareholders who will be cashed out in the transaction and cease being shareholders of the Company. The Reverse Stock Split is being effected in accordance with all requirements under Pennsylvania Law. The Board also determined to grant common shareholders the right to exercise dissenters' rights under ss. 1571 of the Pennsylvania Associations Code.

VALUATION OPINION

                  The Special Committee considered the opinion of The Woodward Group, Ltd. (the "Valuation Opinion") that the consideration offered to the shareholders (i.e., the "Fractional Share Price" of $.46 per share) was fair to such holders from a financial point of view. The following discussion summarizes in all material respects Woodward's fairness opinion and the procedures, findings and recommendations related to it. The Valuation Opinion states that the Fractional Share Price is a fair market value for the shares of the Company, where fair market value is defined as: The price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell, and both having reasonable knowledge of the relevant facts. (This definition, used for federal estate and gift tax purposes, has taken on universal application in the valuation of closely held securities.)

                  In arriving at its opinion, Woodward (i) reviewed certain business and financial information relating to the Company, including the Company's last eight 10-Q's of unaudited financial statements, the last five years of 10-K's, the fiscal year 1999 budget and the Company's five year forecast; (ii) discussed current and historical operations, the financial condition and prospects of the Company with senior executives and toured the Company's facilities; (iii) reviewed the current and historical market value of the Company's common stock; (iv) reviewed and compared the Company's financial performance to that of comparable, publicly traded companies; and (v) reviewed and compared the Company's financial performance to the values achieved by comparable merger and acquisition transactions.

                  In arriving at its opinion, Woodward performed a variety of financial analyses. These analyses must be considered in their entirety;

considering only a portion of these analyses without considering all the factors and analyses would create an incomplete view of the analyses and the process underlying the Woodward opinion. The following is a summary of selected analyses considered by Woodward in connection with its opinion letter.

                  In arriving at its opinion Woodward analyzed: (i) the current market value of the Company's Common Stock in addition to the accrued preferred stock dividends, the preferred stock redemption provisions and the thinly traded nature of the Company's Common Stock; (ii) comparable, publicly traded businesses and their market values relative to such businesses' revenues, earnings-before-interest-and-taxes ("EBIT"), earnings-before-interest-and-taxes-and-depreciation-and-amortization ("EBITDA"), net income and book values; (iii) comparable merger and acquisition transactions and the implied values of comparable acquired businesses relative to such businesses' revenues, net income and book values; and (iv) discounted cashflow analyses utilizing the Company's management forecasts under the best and most likely case scenarios.

                  The market value per common share of stock was determined to be $.125 or approximately $140,000 in the aggregate for the entire class of Common Stock. Preferred stock accrued dividends and the preferred stock redemption value aggregated approximately $6,040,000. This market analysis implied a total Company value of approximately $6.18 million.

                  Comparable, publicly traded company analysis wherein such companies' ratios of market values relative to revenues, earnings-before-interest-and-taxes ("EBIT"), earnings-before-interest-and-taxes-and-depreciation-and-amortization ("EBITDA"), net income and book values were applied to the Company's financial results. In the opinion of Woodward, no publicly traded companies analyzed in the Company's industry are truly comparable to the Company. This analysis indicated relevant, comparable multiples of EBIT and EBITDA of 12.26x and 9.17x, implying a total Company value of $7.2 million to $8.2 million.

                  Comparable merger and acquisition transactions that occurred in the Company's industry were analyzed wherein consideration paid was reviewed relative to such businesses' revenues, net incomes and book values. This analysis indicated relevant, comparable multiples of net income and revenues of 18.73x and .54x, respectively, implying a total Company value of $4.7 million to $7.6 million.

                  The discounted cashflow analysis utilized the Company's forecasted free cashflows under both the best and most likely case scenarios which were provided by the Company's management for the fiscal years 1999-2003 and computed the present value of these cashflows. The computation of the present value utilized a weighted average cost of capital of 11.02%. In both scenarios the revenue growth rate exceeded growth rates for the fiscal years 1998 and as expected in 1999 and in both cases the forecasted operating profits exceed historical levels achieved by the Company. This analysis implied a total Company value of $6.4 to $8.4 million.

                  Utilizing the above analyses and implied values, Woodward determined the aggregate fair market value of the Company was $7,100,000 and that a price of at least $.43 per share of Common Stock was fair consideration. In this analysis, Woodward excluded shares issued to management during 1998, given the assumed knowledge which management would have had with respect to a potential transaction. If such shares were included in the per share calculation, the resultant implied per share fair market value of all issued and outstanding common stock would have been $.31.

                  Woodward was engaged by the Special Committee of Directors to determine a fair value of the Common Stock, and, depending on the price determined by the Board, to render an opinion on the fairness of the price to be paid to shareholders receiving cash in lieu of fractional shares in the Reverse Stock Split. Woodward believes the impact of the proposed transaction on unaffiliated shareholders owning 34.4% of the preferred stock will be negligible. Given that the Company expects to conserve funds by no longer filing with the SEC, presumably such funds would then be available for payment of accrued, but unpaid dividends. However, such savings being realized and utilized in this manner are not assured. The Company imposed no limitations on Woodward with respect to the scope of its investigation of the Company, the preparation of its valuation report or its opinion as to the fairness of the amount of consideration to be paid to holders of fewer than 50,000 shares.

                  The Woodward Group, Ltd. is a professional financial advisory firm specializing in the valuation of closely held entities. At the time of its selection, Woodward had no prior business relationships with the Company or any of its officers or directors. The fee received by Woodward for its services was not contingent upon the conclusions reached by Woodward in the Valuation Opinion.

                  Prior to engaging Woodward, on behalf of the Special Committee, William Knepshield contacted four appraisers. Mr. Knepshield interviewed these appraisers to determine, among other factors, how much experience each appraiser had with valuing similar businesses of a comparable size and nature to the Company and the approximate time table required to complete an appraisal. After interviewing the potential appraisers, the Special Committee selected Woodward, because its expertise and experience in valuing businesses, including familiarity with similar businesses, and its familiarity with valuing privately held and thinly traded public companies, its willingness to make a thorough examination of the Company, its reputation for high quality and thorough work, and the cost Woodward would charge for such services.

                  For its services, including rendering its opinion, the Special Committee contracted to pay a fee of approximately $30,000 to Woodward.

                  A copy of Woodward's fairness opinion, dated December 11, 1998, is included as Exhibit B to this Proxy Statement. Copies of Woodward's valuation report to the Board of Directors, dated March 1, 1999, will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested common shareholder of the Company or his representative, who has been so designated in writing. The summary set forth above does not purport to be a complete description of Woodward's written analysis.

                  In June 1999 Woodward reviewed its fairness opinion analysis completed as of November 30, 1998 in light of the Company's most recent financial results. Based on their review, by letter to the Company dated June 16, 1999, Woodward re-affirmed their analysis that an of $.46 per share of Sklar Common Stock is fair to shareholders. A copy of Woodward's letter is included as

Exhibit B to this Proxy Statement. The opinion has not been updated since that time and is now over a year old. Management believes that the value of the Company has not changed materially since that time and Woodward confirmed its opinion on December 12, 2000. However, the Company does not intend to obtain a formal update to this fairness opinion to support their belief as to the Company's current value.

CONDUCT OF THE COMPANY'S BUSINESS AFTER THE REVERSE STOCK SPLIT

                  The Company expects its business and operations to continue as they are currently being conducted and, except as disclosed below, the Reverse Stock Split is not anticipated to have any effect upon the conduct of such business. If the Reverse Stock Split is consummated, all persons beneficially owning fewer than 50,000 shares at the effective time of the Reverse Stock Split will no longer have any equity interest in, and will not be shareholders of, the Company and therefore will not participate in its future potential or earnings and growth. Instead, each such beneficial owner of Common Stock will have the right to receive $.46 per share in cash, without interest.

                  If the Reverse Stock Split is effected, the Company believes that, based on the Company's shareholder records, only Don Taylor, Michael Malinowski and Michael Viner will remain as shareholders, beneficially owning 100% of the outstanding Common Stock. Such individuals now own approximately 55.9% of the fully diluted Common Stock. See "Security Ownership of certain Beneficial Owners and Management." If the Company's shareholder records are incomplete or inaccurate and there are presently shareholders other than Don Taylor, Michael Malinowski and Michael Viner who hold 50,000 shares or more, or if prior to the effective date of the Reverse Stock Split another person becomes a shareholder of 50,000 shares or more, then the Company is willing to purchase the shares of such shareholder(s) for the price per share to shareholders who receive cash in lieu of fractional shares ($0.46 per share), at the request of such shareholder.

                  The Company plans, as a result of the Reverse Stock Split, to become a privately held company. The registration of the Common Stock under the 1934 Act will be terminated. In addition, because the Common Stock will no longer be publicly held, the Company will be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the 1934 Act, and its officers and directors and shareholders owning more than 10% of the Common Stock will be relieved of the stock ownership reporting requirements and "short swing" trading restrictions under Section 16 of the 1934 Act. Further, the Company will no longer be subject to the periodic reporting requirements of the 1934 Act and will cease filing information with the Commission. Among other things, the effect of this change will be a savings to the Company in not having to comply with the requirements of the 1934 Act.

                  The Reverse Stock Split will decrease the number of issued and outstanding shares of Common Stock from 1,104,940 to 12 shares. With the exception of the number of outstanding shares, the terms of the Common Stock before and after the Reverse Stock Split will remain the same. As stated throughout this Proxy Statement, the Company believes that there are significant advantages in effecting the Reverse Stock Split and "going private" and the Company plans to avail itself of any opportunities it has as a private Company, including, but not limited to, making itself a more viable candidate with respect to a merger or acquisition transaction with any one of its competitors or entering into some type of joint venture or other arrangement. Although management does not presently have an interest in any such transaction nor is management currently in negotiations with respect to any such transaction, there is always a possibility that the Company may enter into such an arrangement in the future and the remaining shareholders of the Company may receive payment for their shares in any such transaction in excess of the $.46 which will be paid to shareholders in lieu of fractional shares in the Reverse Stock Split.

                  Other than as described in this Proxy Statement, neither the Company nor its management has any current plans or proposals to effect any extraordinary corporate transaction; such as a merger, reorganization or liquidation; to sell or transfer any material amount of its assets; to change its Board of Directors or management; to change materially its indebtedness or capitalization; or otherwise to effect any material change in its corporate structure of business.

                                   THE COMPANY

                  The Company was incorporated in 1938 in the State of Delaware under the name Misdom-Frank Corporation. The Company became a reporting company in 1972. In 1983, the Company merged with Medco Jewelry Corporation and the Company's name was changed to Medco Group Incorporated ("Medco"). In 1985, Medco purchased substantially all of the assets (other than real estate) and certain liabilities of the J. Sklar Manufacturing Co., Inc., a well respected manufacturer and distributor of surgical instruments that had been in continuous operation since 1892. In 1986, the Company's operations were moved to West Chester, Pennsylvania and, in 1990, the Company was reincorporated in the Commonwealth of Pennsylvania. In 1993, the Company changed its name to Sklar Corporation. The Company imports and distributes high quality surgical instruments, including dental and veterinary instruments in the United States. Between 1986 and 1996, the Company made numerous additional acquisitions in the medical instrument industry in order to strengthen its strategic position in its industry.

                  The Company currently has two divisions, the surgical instrument division and the orthodontics division. The surgical instrument division is made up of product lines that are primarily hand held surgical instruments, products that are complementary such as the instrument care and cleaning line, line extensions such as sterile procedure kits, and new low cost/low margin disposable instruments such as scalpels and blades. The surgical instrument division accounts for 95% of the Company's revenues. The orthodontics division accounts for 5% of the Company's revenue as a "direct seller" to a niche market of orthodontics.

SELECTED HISTORICAL FINANCIAL DATA

                  The following table summarizes certain historical financial data which have been derived from the audited consolidated financial statements of the Company for each of the two most recent fiscal years ended March 31, 2000 and March 31, 1999 and six months ended September 30,2000 and September 30, 1999.

         Selected Statement of Operations Data

------------------------- ---------------------------------------------- -----------------------------------------------------
                                    Six Months Ended September 30                       Fiscal Year Ended March 31
                                      2000                   1999                  2000                        1999
------------------------- ---------------------------------------------- -----------------------------------------------------
Net Sales                 $         6,550,862    $         6,739,037     $       12,835,411        $       13,206,557
------------------------- ---------------------- ----------------------- ------------------------- ---------------------------
Gross profit              $         3,338,330    $         3,119,151              6,469,876                 6,224,107
------------------------- ---------------------- ----------------------- ------------------------- ---------------------------
Income before taxes       $            87,869    $           165,246                351,315        $          325,224
------------------------- ---------------------- ----------------------- ------------------------- ---------------------------
Net income (loss)         $            79,869    $           147,238     $          308,152        $          283,424
------------------------- ---------------------- ----------------------- ------------------------- ---------------------------
Preferred Dividend
Requirement               $           137,988    $           137,988     $          275,975        $          275,975
------------------------- ---------------------- ----------------------- ------------------------- ---------------------------
Income (loss)
applicable to Common
Shares                    $           (58,119)   $             9,250     $           32,177        $            7,449
------------------------- ---------------------- ----------------------- ------------------------- ---------------------------
Weighted average number
of common shares          $         1,104,940    $         1,104,940     $        1,104,940        $          892,885
------------------------- ---------------------- ----------------------- ------------------------- ---------------------------
Basic and diluted
earnings (loss) per
common share
                          $              (.05)    $              .01     $              .03        $              .01
------------------------- ---------------------- ----------------------- ------------------------- ---------------------------

         Summary Balance Sheet Data

                                                    Six Months Ended September 30              Fiscal Year Ended March 31
                                                       2000                     1999              2000             1999
                                                       ----                     ----              ----             ----
Total Assets                                   $      7,107,207    $        7,161,385    $      7,085,333    $      6,891,620
Working Capital                                $      2,237,392    $        1,172,083    $      1,940,650    $      1,537,788
Long Term Obligations                          $              0    $            9,051    $              0    $         14,538
Shareholders' equity                           $      3,219,277    $        2,978,494    $      3,139,408    $      2,831,256
Book value per share                           $              0    $                0    $              0    $              0
Ratio of earnings to fixed charges                                                                   2.78                2.39

FINANCING OF THE REVERSE STOCK SPLIT

                  The Board estimates that the total cost to the Company of the Reverse Stock Split for payment of the fractional share interests and the estimated transactional fees and expenses will be approximately $400,000. The Company intends to finance the Reverse Stock Split by using funds available to it under its line of credit facility at PNC Bank, N.A. Available borrowing under this line of credit amounted to $372,000 at March 31, 2000 and $501,000 at June 30, 2000. This line of credit was established on December 1, 1998 to replace its existing line of credit and provides the Company with better terms including a 1.25% drop in the interest rate, no scheduled audits, and a reduction in fees. It was not established to pay the cost of this transaction.

                  The terms of the credit arrangements with PNC Bank. N.A. provide the Company with a credit line up to $2,000,000 based on 80% of the Company's eligible accounts receivables and/or 50% of the Company's eligible inventory at an interest rate equal to the Bank's Prime Rate. The term of the credit line is one year with an additional year extension at the discretion of the bank.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

                  The payment for fractional shares for the Company's Common Stock pursuant to the Reverse Stock Split is expected to be a fully taxable transaction. Accordingly, each exchanging shareholder will recognize gain or loss for federal income tax purposes measured by the difference between such shareholder's basis in the shares exchanged and the cash received by the shareholder for the fractional shares. Such gain or loss will be capital gain or loss if the shares were held as a capital asset. All shareholders are urged to consult with their own tax advisors as to the tax consequences of the Reverse Stock Split.

PRICE RANGE OF COMMON STOCK; DIVIDENDS; TRADING VOLUME

                  Except for limited or sporadic transactions, there is no established public trading market for the Common Stock of the Company.

                  The Company is not aware of any purchases or sales involving its Common Stock since April, 1996 other than one transaction in June, 1996 in which Don Taylor purchased from another stockholder 800 shares of Common Stock at a price of $.20 per share.

                  As of December 15, 2000 the Company had approximately 769 holders of record of its Common Stock. The Company believes there are approximately 1000 beneficial owners of the Company's Common Stock.

                  The Company has not paid any dividends on its Common Stock and does not foresee that it will pay dividends on its Common Stock in the near future. Under the terms of the Company's bank agreements, the Company may not pay any dividends without the consent of the bank. Additionally, under the terms of the Company's Series A Preferred Stock, no dividends may be paid on the Common Stock until full cumulative dividends have been paid upon the Preferred Stock. Under the terms of the Company's Series A Preferred Stock, an annual dividend of $12.50 per share accrues cumulatively on June 30. No dividends are payable unless declared by the Board of Directors. On June 17, 1985 the Board of Directors voted not to declare the first such dividend (which would have been paid June 30, 1985). Due to operating cash requirements and bank restrictions, the Board of Directors has continued to decline to declare dividends in all subsequent years.

                  Under the terms of the Preferred Stock, if there exists cumulative unpaid preferred dividends, the holders of the Series A Preferred Stock, voting separately as a class, are entitled to elect a number of additional directors to the Board of Directors of the Company sufficient to cause such directors to be a majority of the Board. Currently of the five Board members, four are holders of Preferred Stock. These Board members and preferred stockholders own or control approximately 64.6% of the outstanding preferred stock. The Company has no current plans to pay dividend in arrears or to declare dividends of the Preferred Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                  The table below sets forth certain information as of December 15, 2000 regarding the beneficial ownership, as defined in regulations of the Commission, of (i) each person who is known to the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities, (ii) each director of the Company, and (iii) all directors and executive officers as a group. On December 15, 2000, there were 1,104,940 shares of the Company's Common Stock, 22,078 Shares of Series A Preferred Stock and no shares of Series B subordinated Preferred Stock outstanding. Unless otherwise specified, the named beneficial owner has sole voting and investment power. The information in the table below was furnished by the persons listed. "Beneficial Ownership" as used herein has been determined in accordance with the rules and regulations of the Commission and is not to be construed as a representation that any of such shares are in fact beneficially owned by any person.


---------------------------- ------------- --------------- ------------------------ --------------------- --------------------------
                                           Shares Owned      Percentage of Total        Shares Owned      Percentage of Total Shares
    Name and Addresses        Title of     At December      Shares Owned prior to    Following Reverse     Owned Following Reverse
   of Beneficial Owners         Class          2000          Reverse Stock Split        Stock Split               Stock Split
   --------------------         -----                        -------------------        -----------               -----------
---------------------------- ------------- --------------- ------------------------ --------------------- --------------------------
Don Taylor 1                 Preferred        10,575                40.6%                  10,575                    40.6%
                             Common          303,715                27.5%                    6                       50.0%


Michael Malinowski           Preferred        6,199                 28.1%                  6,199                     28.1%
                             Common          258,000                23.3%                    5                       41.7%


George Kellam                Preferred          20                    *                      20                        *
                             Common            ---                                          ---


William R. Knepshield        Preferred          50                    *                      50                        *
                             Common            ---                                          ---


Albert Wicks                 Preferred         ---                                          ---
                             Common            ---                                          ---


Michael Viner                Preferred         ---                                          ---
                             Common           50,000                4.5%                     1                       8.3%


All directors and officers   Preferred        16,844                64.6%                  16,844                    64.6%
as a group 1                 Common          611,715                55.9%                    12                      100%
---------------------------- ------------- --------------- ------------------------ --------------------- --------------------------
*  less than 1%

1 Includes options to purchase 4000 shares of Series B subordinated Preferred Stock currently exercisable.

DIRECTORS, EXECUTIVE OFFICERS OF THE COMPANY.

                  The directors and executive officers of the Company, their ages, their principal occupations during the past five years or more, and directorships of each in public companies in addition to the Company are as follows:

                  Don Taylor. Mr. Taylor, age 53, was appointed to the Board in November 1988 and was elected President of the Company in January 1989. From 1986 to 1989 he was retained as a "turn around" consultant to the Company. From 1969 to 1982 he owned and operated a chain of drug stores. Additionally, from 1981 until 1986 he owned a consulting firm specializing in the turn around of financially troubled companies. His experience includes operations, sales and marketing.

                  Michael Malinowski. Mr. Malinowski, age 45, was appointed to the Board in April, 1991, and has served as Executive Vice President since 1994 and Chief Financial Officer since 1998. He has been employed by the Company since 1986 in the positions of General Manager and Vice President of Operations. Mr. Malinowski has a background in computer systems management and operations. His responsibilities as Chief Financial Officer include oversight of the financial department and Information Systems.

                  Michael Viner. Mr. Viner, age 51, has been Vice President of Operations since January, 1999. Prior to joining the Company and for the past four years, Mr. Viner was engaged by the Company as a consultant to advise the Company on various operations matters, including warehouse and regulatory systems. Mr. Viner's background includes 30 years with consulting firms specializing in productivity improvement and cost reduction for Fortune 500 companies.

                  George Kellam. Mr. Kellam, age 59, was appointed to the Board in December, 1992. Mr. Kellam has been the owner and President of G&M Enterprises, Inc., a company which specializes in the advertising and promotional business, for twenty years. Mr. Kellam has extensive experience in retail, warehousing and distribution. Mr. Kellam has a background in the pharmaceutical industry.

                  William R. Knepshield. Mr. Knepshield, age 64, was appointed to the Board in December, 1990. Mr. Knepshield has twenty-one years experience as the Chief Executive of several publicly held companies involved with the medical technology field and the inventions of innovative medical devices. From 1989 to 1993, Mr. Knepshield was president and Chief Executive Officer of KMI, Inc. a company involved in the development and sale of sophisticated microsurgical instruments for ophthalmology. Currently, Mr. Knepshield is president and Chief Executive Officer of WBSK, Inc. which has developed and owns numerous patents pertaining to needles and the protection of healthcare workers.

                  Albert Wicks. Mr. Wicks, age 50, was appointed to the Board in December, 1989. Mr. Wicks has been the owner, President and Chairman of C&S Medical Supply, a company specializing in the distribution of medical supplies to the physician market, for sixteen years. Prior to founding C&S Medical supply, he spent thirteen years in sales and management of Foster Medical, a company that specializes in sales of supplies to physicians.

EXCHANGE OF CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES OF NEW COMMON STOCK

                  The Reverse Stock Split will become effective on the date of the resolutions are approved at the Special Meeting to which this Proxy Statement relates (the "Effective Date"). American Stock Transfer & Trust Company has been appointed exchange agent (the "Exchange Agent") to carry out the exchange of certificates for new Common Stock and/or cash.

                  As soon as practicable after the Effective Date, the shareholders will be notified and asked to surrender their certificates representing shares of Common Stock to the Exchange Agent. Those shareholders beneficially owning 50,000 shares or more will receive in exchange certificates representing shares of new Common Stock on the basis of one share of new Common Stock for each 50,000 shares of Common Stock held prior to the Reverse Stock Split, and in cases where a shareholder does not beneficially own a number of shares evenly divisible by 50,000, cash in the amount of $.46 per share of the currently outstanding Common Stock in lieu of receiving fractional shares of new Common Stock following the Reverse Stock Split. Shareholders owning fewer than 50,000 shares on the Effective Date will receive in exchange a cash payment in the amount of $.46 per share.

                  For purposes of the operation of the Reverse Stock Split (i.e., for determining whether and to what extent shareholders will receive new Common Stock and/or cash in lieu of fractional shares), and for no other purpose, the Company will treat the person who is the underlying beneficial owner of shares held by a nominee as the shareholder.

                  If the Reverse Stock Split is effected, any shareholder beneficially owning fewer than 50,000 shares of the currently outstanding Common Stock will cease to have any rights with respect to the Common Stock of the Company, except to be paid in cash, as described in this Proxy Statement. No interest will be paid or accrued on the cash payable to shareholders after the Reverse Stock Split is effected.

                  No service charges will be payable by shareholders in connection with the exchange of certificates or the payment of cash in lieu of issuing fractional shares, all expenses of which will be borne by the Company.

DISSENTERS' RIGHTS

                  In the event the Reverse Stock Split is approved, shareholders of Common Stock would have certain rights to dissent and demand appraisal of their shares under Section 1571 of the Pennsylvania Associations Code. Dissenters who oppose the proposed Reverse Stock Split must file with the Company, prior to a vote, a notice of intention to demand payment for his/her shares. If the transaction is approved, such payment shall be for the fair value of the shares. Fair value means the fair value of the shares immediately prior to the vote on the Reverse Stock Split. The value so determined could be more or less than the consideration offered pursuant to the amount disclosed in this Proxy Statement.

                  The dissenter may not change the beneficial ownership in the shares from the time of filing through the effective date of the Reverse Stock Split. The dissenter shareholder may not participate in the vote to approve the proposed Reverse Stock Split. If he does, he waives his right to payment for his shares.

                  In general, if the transaction is approved notice shall be sent to dissenters who have complied with the filing of a notice of intention.

                  If the Company does not take the proposed action within 60 days of the date set for demanding payment, the Company must return the certificates and release the transfer restrictions. The Company may at a later time, send a new notice and follow steps delineated above, infra.

                  After effectuation of the Reverse Stock Split, or after the receipt of demand for payment, the Company shall send a remittance, or notice, that no remittance will be forthcoming. Either of these shall be sent with a closing balance sheet and statement of income of Sklar for the fiscal year ending no more than sixteen months prior, with the latest available financial statements. An estimate of the fair value of the shares, and a notice of the dissenter's right to demand payment, or a supplemental payment shall also be sent.

                  A dissenter who disagrees with the Company's estimate of the fair value of its Common Stock may send his/her own estimate, which is a demand for the deficiency. When a dissenter does not do so within 30 days after mailing of the corporate notice or remittance, the dissenter is limited to the amount of the notice.

                  A copy of the Dissenters' Rights statute is attached hereto as Exhibit C as a complete description of the rights and obligations of the Company and any shareholder who desires to exercise dissenters' rights. EACH STEP MUST BE TAKEN IN STRICT COMPLIANCE WITH THE APPLICABLE PROVISIONS OF THE DISSENTERS' RIGHTS STATUTE IN ORDER FOR SHAREHOLDERS TO PERFECT DISSENTERS' RIGHTS.

OTHER INFORMATION CONCERNING THE COMPANY AND AFFILIATES

                  On November 30, 1998, the Company granted to Michael Malinowski 100,000 shares of Common Stock in connection with Mr. Malinowski's personal guarantee of a $2,000,000 credit line with PNC Bank. The Company believes that the fair value of the 100,000 shares of Common Stock granted to Mr. Malinowski were $.46 per share. At such time, Mr. Malinowski also exercised 100,000 options to purchase Common Stock of the Company he had received in 1993 under the Company's Incentive Stock Option Plan. Such options were exercisable at a price of $.20 per share. As a result of these stock transactions, Mr. Malinowski's ownership interest in the Company increased from 6.9% to 23.4%.

                  On June 18, 1998, the Company granted to Michael Viner, a consultant of the Company, 50,000 shares of Common Stock as an inducement to Mr. Viner to become an employee and Vice President of the Company. The Company believes that the fair value of the 50,000 shares of Common Stock granted to Mr. Viner were $.29 per share. Mr. Viner joined the Company as Vice President on January 1, 1999. Although these shares were granted to Mr. Viner subsequent to the Company's hiring of Woodward in this transaction, the Company made the offer of employment, which included as part of the offer, the commitment to grant stock to Mr. Viner, in January of 1998, well before the hiring of Woodward in this transaction. Thus, the stock grants were given to Mr. Viner solely as an inducement to becoming an employee and were unrelated to the proposed transaction. Prior to this stock grant, Mr. Viner had no equity interest in the Company. Upon the effectiveness of the Reverse Stock Split, Mr. Viner will own 8.3% of the Common Stock and will have a total equity interest in the Company of less than one percent.

                  The Company's arrangements with Messrs. Malinowski and Viner were approved by the majority of disinterested members of the Board.

                  On November 30, 1998, Mr. Taylor exercised 100,000 of his options to purchase Common Stock of the Company. The stock options exercised were granted to Mr. Taylor's in 1993 as consideration for services provided to the Company and were exercisable at a price of $.25 per share. The Company believes that the exercise price of the 1993 options equaled or exceeded the fair value of the stock at the time of grant.

                  As discussed above, none of the shares acquired by grant or exercise by management were included in the calculation to determine the per share fair value of the Common Stock.

                  The following table illustrates the effect of the stock grants to and option exercises by management on Voting Stock:

--------------------------- ---------------------------- --------------------
                            Prior to Stock Grants or     Subsequent to Stock
                            Option Exercises             Grants and Option
                                                         Exercises
--------------------------- ---------------------------- --------------------
Common                      261,715  (34.7%)             611,715   (55.4%)
--------------------------- ---------------------------- --------------------
Preferred                    12,844  (58.2%)              12,844   (58.2%)
--------------------------- ---------------------------- --------------------
Total Ownership             278,559  (35.3%)             628,559   (56.3%)
(Common & Preferred)
--------------------------- ---------------------------- --------------------

                  In early 1998, the Company hired SEC counsel to ensure that the Company's reporting process was compliant with SEC rules and regulations. As part of the process, Counsel reviewed prior SEC filings and determined that the Company's officers and directors had not filed certain 1934 Act reports that they were required to file. The Company and management began to review its records, along with the records of the Company's transfer agent in order to file these forms.

                  During this review, the Company discovered that management's personal records did not match the Company's records and that neither records matched the records of American Stock Transfer Company, the Company's transfer agent. As a starting point, the Company decided to audit management's personal records by reviewing personal checks, check registers, stock purchase contracts, consulting contracts, Company vouchers and Company checks. To the extent that management did not have written evidence that shares were purchased (cancelled check or company check coded to management personal account) shares were returned to the Company and placed in treasury. In addition, in each instance in which management purchased stock from a seller who performed consulting services to the Company (as evidenced by a consulting agreement), a portion of the stock purchased was returned to the Company and placed in treasury. The new management numbers were then compared with American Stock Transfer records. The Company's reported ownership numbers were then changed and the appropriate SEC documents re-filed.

                  Most of the changes in management stock ownership were the result of transactions in which management purchased stock from individuals who also served as consultants to the Company. Over the past ten years or so, in an attempt to provide liquidity to shareholders seeking to sell their shares in a market which was nonexistent, Mr. Taylor would occasionally agree to purchase stock from these shareholders and either Mr. Taylor or Mr. Malinowski would purchase the stock. Many of the individuals and companies from whom Messrs. Taylor and Malinowski purchased shares were the initial investors in the Company, some of whom were "Wall Street" knowledgeable individuals and companies, including investment bankers, bond firms, and others with extensive public company experience who provided consulting services to the Company.

                  The following chart, prepared by Mr. Malinowski, outlines the differences between stock actually owned by management and stock reported as owned by management in the Company's SEC filings:

------------------------------------------------------- ----------------------------------------------------------------------
                                                                                 Fiscal Year End March 31,
------------------------------------------------------- ----------------------------------------------------------------------
                                                        1994        1995        1996        1997       1998        1999-2000
------------------------------------------------------- ----------- ----------- ----------- ---------- ----------- -----------
Preferred Stock Owned by Management                     8,292       8,310       12,674      12,774     12,774      12,774
------------------------------------------------------- ----------- ----------- ----------- ---------- ----------- -----------
Preferred Stock Reported Owned by Management            11,747      15,441      9,545       13,685     12,774      12,774
------------------------------------------------------- ----------- ----------- ----------- ---------- ----------- -----------



                                       35

Preferred Stock Change                                  (3,455)     (7,131)     3,129       (911)      0           0
------------------------------------------------------- ----------- ----------- ----------- ---------- ----------- -----------

------------------------------------------------------- ----------- ----------- ----------- ---------- ----------- -----------
Common Stock Owned by Management                        226,062     226,062     255,115     261,715    261,715     561,715
------------------------------------------------------- ----------- ----------- ----------- ---------- ----------- -----------
Common Stock Reported Owned by Management               663,403     725,052     748,132     257,939    261,715     561,715
------------------------------------------------------- ----------- ----------- ----------- ---------- ----------- -----------
Common Stock Change                                     (437,341)   (498,990)   (493,017)   3,776      0           0
------------------------------------------------------- ----------- ----------- ----------- ---------- ----------- -----------


                  In order to prepare this chart, Mr. Malinowski analyzed the personal checks and check registers of Messrs. Malinowski and Taylor, stock purchase agreements, check registers from the Company, contracts from the Company and American Stock Transfer records. Messrs. Malinowski, Taylor, and at least two former chief financial officers were involved in the processing and authorizing of checks and contracts signed by the Company. Messrs. Taylor and Malinowski will be two of the three surviving shareholders after the Reverse Stock Split. As discussed above, in 1998 while the stock reconciliation was being performed, Messrs. Malinowski and Taylor exercised or were granted options for shares of Common Stock in an amount equal to 300,000 shares of Common Stock of the Company. The Board approved the stock and options grants to Messrs. Malinowski and Taylor. The Company's independent accountant, Stockton & Bates, LLP, reviewed the Company's stock reconciliation and consents to being named an expert with respect to it.

                  While the Company cannot be certain how or if shareholders would have voted if the Company had correctly stated the shareholdings of management, the Company believes that the differences between actual and reported ownership by management did not effect any matters voted on by the Company's shareholders for the past five years as demonstrated by the following chart:

                                 -------------------------------------------------------------------------------
                                               Actual Vote                             Adjusted Vote(1)
----------------------------------------------------------------------------------------------------------------
                                      For          Against      Abstain       For         Against        Abstain
---------------------------------------------------------------------------------------------------------------
1997 Preferred Director              16,385         608             0         15,474        608              0
---------------------------------------------------------------------------------------------------------------
1997 Common Director                812,672           0             0        319,655          0              0
---------------------------------------------------------------------------------------------------------------
Proposition #1                      829,625           0           360        336,608          0            360
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
1996 Preferred Director              15,236           0             0         18,365          0              0
---------------------------------------------------------------------------------------------------------------
1996 Common Director                759,512           0             0        266,415          0              0
---------------------------------------------------------------------------------------------------------------
Proposition #1                      780,230           0            10        287,133          0             10
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
1995 Preferred Director              14,780           0             0          7,649          0              0
---------------------------------------------------------------------------------------------------------------
1995 Common Director                787,548           0           100        288,558          0            100
---------------------------------------------------------------------------------------------------------------
Proposition #1                      801,608         420           400        302,618        420            400
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
1994 Preferred Director              16,383           0                       12,928          0              0
---------------------------------------------------------------------------------------------------------------
1994 Common Director                770,733           0         5,800        333,392          0          5,800
---------------------------------------------------------------------------------------------------------------
Proposition #1                      792,896           0            20        355,555          0             20
---------------------------------------------------------------------------------------------------------------

(1) The adjusted vote eliminates from the "For" categories all shares returned by management in the stock reconciliation.

                  The Company believes all discrepancies have been corrected. In addition, certain reporting documents, such as Schedule 13D and Forms 3, 4 and 5, were filed and corrected in late 1998 and early 1999. The Company's Form 10-KSBs for the fiscal years ended March 31, 1997 and 1998 also inadvertently omitted information relating to the stock options granted to Messrs. Malinowski and Taylor.

COSTS

                  The following is an estimate of the costs incurred or expected to be incurred by the Company in connection with the Reverse Stock Split. Amounts shown below exclude the cost of paying for fractional shares after the Reverse Stock Split is effected. Final costs of the transaction may be more or less than the estimates shown below.



Legal Fees                                         $        60,000
Transfer and exchange agent fees                            5,000
Fees for valuation                                          30,000
Printing and mailing costs                                  15,000
Commission filing fees                                      50
Accounting fees                                             45,000
Misc.                                                       15,000
                                                   -----------------
Total                                              $        170,050

INDEPENDENT PUBLIC ACCOUNTANTS

                  Representatives of Stockton Bates LLP, the Company's independent accountants, are expected to be present at the Special Meeting.

OTHER MATTERS

                  The Board does not know of other matters which are likely to be brought before the Special Meeting. However, in the event that any other matters properly come before the Special Meeting, the persons named in the enclosed proxy are expected to vote the shares represented by such proxy on such matters in accordance with their best judgment.

                  The cost of preparing, assembling and mailing this Proxy Statement, the Notice of Meeting and the enclosed proxy is to be borne by the Company.

TERMS OF PREFERRED STOCK TO BE AMENDED.

                  The terms of the Company's Series A Preferred Stock prohibit distributions to the holders of the Common Stock such as the distribution contemplated by the Reverse Stock Split. As such, in order for the Reverse Stock Split to be effected, the terms of the Series A Preferred Stock must be amended in order to accommodate the payment that will be made in connection with the Reverse Stock Split. Holders of the Company's Series A Preferred Stock will be requested to approve an amendment to the Series A Preferred Stock Certificate of Designations in order to permit the payment to holders of the Company's Common Stock pursuant to the Reverse Stock Split. Because of the small number of holders of Series A Preferred Stock and the fact that the Company's management controls a majority of such shares, and has indicated its intention to vote in favor of any such amendment to the terms of the Series A Preferred Stock, the vote in connection with such change is assured.

SHAREHOLDERS' PROPOSALS FOR THE 2000 ANNUAL MEETING

                  If the Reverse Stock Split is not effected, or if it is not effected within the time period currently contemplated, the Company will hold a 2000 Annual Meeting of the Shareholders in early 2001. In order for proposals of the Company's shareholders to be considered for inclusion in the proxy statement relating to its 2000 Annual Meeting of Shareholders, and the uncertainty over the actual meeting date, the Company will attempt to include any matter that is requested to be included, provided it is received prior to the date the proxy materials for the 2000 Annual Meeting are mailed.

                  The Company will provide the shareholders, without charge, a copy of the Company's Annual Report on Form 10-KSB filed with the SEC for the fiscal year ended March 31, 2000 and the Company's Quarterly Reports on Form 10-QSB for the quarter ended September 30, 2000 including the financial statements and schedules attached thereto, upon written request to Michael Malinowski, Chief Financial Officer, at Sklar Corporation, 889 South Matlack Street, West Chester, Pa 19382.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

                  The following documents filed with the Commission by the Company File No. 1-6107 are incorporated by reference in this Proxy Statement:
(i) the Annual Report of Form 10-KSB for the fiscal year ended March 31, 2000, and (ii) the Quarterly Reports on Form 10-QSB for the periods ended June 30, 2000 and September 30, 2000.

                  All documents and reports filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Proxy Statement and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement and prior to be a part hereof from the respective dates of the filing of such documents or reports.

                  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein (or in any other subsequently filed documents which also is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

THIS PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE TO SUCH DOCUMENTS) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER TO WHOM THIS PROXY STATEMENT IS DELIVERED, ON WRITTEN OR ORAL REQUESTS OF SUCH PERSON AND BY FIRST CLASS MAIL OR OTHER EQUALLY PROMPT MEANS WITHIN ONE BUSINESS DAY OF RECEIPT OF SUCH REQUEST, TO SKLAR CORPORATION, 889 SOUTH MATLACK STREET, WEST CHESTER, PA 19382, ATTN: MICHAEL MALINOWSKI, CHIEF FINANCIAL OFFICER (TELEPHONE: (610) 430-3200). IN ORDER TO ENSURE DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETING, REQUESTS MUST BE RECEIVED NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE SPECIAL MEETING.


AVAILABLE INFORMATION

                  The Company is subject to the informational requirements of the 1934 Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements and other information are available from the Edgar filings obtained through the Commission Internet Website (http://ww.sec.gov.)

                                    EXHIBIT A

                         OPINION OF WOODWARD GROUP, LTD.



March 1, 1999

Board of Directors
Sklar Corporation
889 South Matlack Street
West Chester, PA  19382



Ladies and Gentlemen:

You have requested the valuation opinion of The Woodward Group, Ltd. ("Woodward") as to the fairness, from a financial point of view, of the financial terms of the proposed transaction whereby Sklar Corporation ("Sklar" or the "Company") proposes to effect a Reverse Stock Split, as defined in the Company's Preliminary Proxy Statement, and purchase any resulting fractional shares at a price of $0.46 per existing share.

Woodward, as part of its transaction advisory business, is engaged in the valuation of assets, securities and companies in various types of asset and security transactions, including the valuation of assets, securities and companies in mergers, acquisitions divestitures and leveraged buyouts and in the determination of adequate consideration in such transactions.

In accordance with the terms of our engagement letter dated August 18, 1998, we submit this letter which sets forth our valuation opinion and summarizes the procedures used in arriving at our valuation.

Documentation and Information Examined

As background for our analysis, we reviewed the history, current operations and future prospects of Sklar with certain of Sklar's management. Our financial analysis is based upon the review of Sklar audited financial statements, internal worksheets, and internal operating reports. Specifically, the following were among the documents and information we examined during the course of our analysis:

Sklar audited financial statements for the fiscal years ended March 31, 1994-1998 and annual 10-KSB for the fiscal years ended March 31, 1994-1998 and quarterly 10-QSB reports filed with the Commission for the quarters ended December 31, 1995 through and including June 30, 1998.

          1. Financial forecast and budget assumptions provided by Sklar management for the years ending March 31, 1999-2004.

          2.   Schedules of receivables aging and payables aging.




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

          3.   Sales history analysis by customer.

          4.   Purchases history by vendor.

          5.   Sklar organization charts.

          6.   Sklar pending litigation.

          7.   Sklar historical and current stock market performance.

          8. Current and proposed customer contracts, loan agreements and leases.

          9.   Federal and state tax returns for the fiscal years 1995-1997.

Persons Interviewed

During the course of our analysis, we conducted meetings and interviews with persons who, in our judgment, were capable of providing us with information necessary to complete the analysis. These interviews and meetings included Donald Taylor, Michael Malinowski and Michael Viner of Sklar and John Gallagher of the accounting firm Stockton Bates.

Facilities Visited

As part of the development of information and our valuation, we visited the Sklar facilities located in West Chester, Pennsylvania.

Factors Considered

In arriving at our valuation, we considered the following factors, among others, which we deemed relevant.

          1.   The history and management of Sklar.

          2. The nature of and business operated by Sklar and the future prospects of the business.

          3. The historical and current operating results of Sklar and the factors affecting these results, including the current and anticipated customer base of Sklar and Sklar's product line offering.

          4.   The historical and current financial condition of Sklar.

          5. The historical and current book value of Sklar's assets and liabilities.

          6. Financial forecast and budget assumptions provided by Sklar management for the years ending March 31, 1999-2004.

          7. Available information on "comparable", publicly traded companies and merger and acquisition transactions which were not, in our opinion, directly comparable.

          8. Conditions in the general economy and the industry in which Sklar operates.

          9. The terms and shareholdings of Sklar's Series A Preferred Stock; the composition of management and the majority shareholders and Board of Directors of Sklar; and the historical trading of all classes of Sklar stock.

In addition, Woodward conducted other such financial analyses, studies and investigations as we deemed appropriate.

Access to Information and Personnel

During our analysis, we received access to all materials and personnel which we deemed necessary and adequate for the purpose of formulating the valuation expressed in this letter, and no limitations were placed upon our investigations.

Assumptions and Limitations

Our valuation is subject to the following assumptions and limitations.

          1. We express no opinion as to the tax consequences, if any, to Sklar, its management and/or shareholders.

          2. We have made no independent verification of the financial and operating data contained in Sklar's internal and audited financial statements and other data provided to us by Sklar management, and have accepted the information as presented. In addition, Woodward has relied on the representations of Sklar management that there are no known contingent or other liabilities to the corporation, including environmental, warranty, or legal which have not been disclosed to Woodward and/or represented in Sklar's financial statements. Additionally, Woodward has relied on the representations of Sklar management that there are no known assets in which the corporation has a direct or indirect interest which are not represented in Sklar's financial statements.

          3. Our valuation opinion is based on market, economic, financial and other conditions as they exist and can be evaluated as of November 30, 1998 and speaks to no other time period.

          4. We assume that the proposed transactions referenced herein are, in all respects, lawful under applicable corporate law.

          5. We have assumed and relied upon the accuracy and completeness of the information provided to Woodward by Sklar and its advisors without independent investigation. With respect to financial projections, we have assumed, for purposes of our valuation opinion, that they accurately reflect the best currently available estimates and judgments made by Sklar management of the future financial performance of Sklar.



Conclusion

In preparing our valuation opinion, we have relied on the completeness and accuracy of the information and data furnished to us by Sklar as of November 30, 1998. We have not independently verified such data nor data obtained from regularly published sources.

We are not aware of any present or contemplated relationship between Sklar and Woodward Group, Ltd. that, in our opinion, would affect our ability to render a fair and independent valuation in this matter. Our valuation opinion pertains only to the financial consideration of the proposed transaction as of November 30, 1998 and does not constitute a recommendation to Sklar shareholders as to how they should vote or act with respect to the contemplated transactions referenced herein.

Based on the foregoing analysis and review, other matters we considered relevant, our general knowledge and experience in the valuation of companies, and subject to the assumptions and limitations detailed above, we believe that the proposed offer to purchase fractional shares resulting from the contemplated Reverse Stock Split at a price of $0.46 per share is fair from a financial point of view to all shareholders as of November 30, 1998.



Sincerely,



The Woodward Group, Ltd.

                                    EXHIBIT B

                           DISSENTER'S RIGHTS STATUTE

             TITLE 15. CORPORATIONS AND UNINCORPORATED ASSOCIATIONS

               CHAPTER 15. CORPORATE POWERS, DUTIES AND SAFEGUARDS

                         SUBCHAPTER D. DISSENTERS RIGHTS


ss. 1571.  Application and effect of subchapter

         (a) General rule. Except as otherwise provided in subsection (b), any shareholder of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter.

ss. 1572.  Definitions

         The following words and phrases when used in this subchapter, shall have the meanings given to them in this section unless the context clearly indicates otherwise:

         "Corporation." The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for the purposes of this subchapter. The successor corporation in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

         "Dissenter." A shareholder or beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

         "Fair value." The fair value of shares immediately' before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

         "Interest." Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid the corporation on its principal bank loans.

ss. 1573.  Record and beneficial holders and owners

         (a) Record holders of shares. A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be deter-mined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

         (b) Beneficial owners of shares. A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

ss. 1574.  Notice of intention to dissent

         If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

ss. 1575.  Notice to demand payment

         (a) General rule. If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters A-ho gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. in either case, the notice shall:

                  (1) State where and when a demand for payment must be sent and certificates for certificates shares must be deposited in order to obtain payment.

                  (2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

                  (3) Supply a form for demanding, payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

                  (4)      Be accompanied by a copy of this subchapter.

         (b) Time for receipt of demand for payment. The time set receipt of the demand and deposit of certificated shares shall be less than 30 days from the mailing of the notice.

ss. 1576.  Failure to comply with notice to demand payment, etc.

         (a) Effect of failure of shareholder to act. A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1375 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

         (b) Restriction on uncertificated shares. If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

         (c) Rights retained by shareholder. The dissenter shall retain all or other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

ss. 1577.  Release of restrictions or payment for shares

         (a) Failure to effectuate corporate action. Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from an transfer restrictions imposed by reason of the demand for payment.

         (b) Renewal of notice to demand payment. When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

         (c) Payment of fair value of shares. Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

                  (1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

                  (2) A statement of the corporation's estimate of the fair value of the shares.

                  (3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy), of this subchapter.

         (d) Failure to make payment. If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by, subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made . if shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transfer of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

ss. 1578.  Estimate by dissenter of fair value of shares

         (a) General rule. If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

         (b) Effect of failure to file estimate. Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall entitled to no more than the amount stated in the notice or remitted to him by the corporation.

ss. 1579.  Valuation proceedings generally

         (a)      General rule.  Within 60 days after the latest of:

                    (1)  effectuation of the proposed corporate action;

                    (2)  timely, receipt of any demands for payment under
                         section 1575 (relating to notice to demand payment); or

                    (3) timely receipt of any estimates pursuant to section 1378 (relating to estimate by dissenter of fair value of shares);

if and demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the Court.

         (b) Mandatory jointer of dissenters. All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

         (c) Jurisdiction of the court. The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

         (d) Measure of recovery. Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

         (e) Effect of corporation's failure to file application. If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation's estimate of the fair value of the shares and no more, and may bring, an action to recover any amount not previously remitted.

ss. 1580.  Costs and expenses of valuation proceedings

         (a) General rule. The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

         (b) Assessment of counsel fees and expert fees where lack of good faith appears. Fees and expenses of counsel and of experts for the respective par-ties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other part), if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary, or vexatious manner in respect to the rights provided by this subchapter.

         (c) Award of fees for benefits to other dissenters. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.